                                                Filed Pursuant to Rule 424(b)(4)
                                                Registration No. 333-82795


                                9,250,000 Shares
                              [JDS UNIPHASE LOGO]

                                  Common Stock
                           -------------------------

     This prospectus relates to the offer and sale of 9,250,000 shares of our common stock. Of these shares, we are selling 7,034,308 shares, and the selling stockholders identified in this prospectus are selling 2,215,692 shares.

     Concurrently with the offer and sale of shares of our common stock described in this prospectus, our subsidiary, JDS Uniphase Canada Ltd. is offering for sale outside the United States 750,000 Exchangeable Shares of its capital stock, 538,600 shares of which will be sold by JDS Uniphase Canada Ltd., and 211,400 shares of which will be sold by certain holders of outstanding Exchangeable Shares. See "Concurrent Offering of Exchangeable Shares."

     The underwriters have an option to purchase from us up to an additional 1,387,500 shares of common stock to cover over-allotments of shares.

     Our common stock is traded on the Nasdaq National Market under the symbol "JDSU." The last reported sale price of our common stock on the Nasdaq National Market on July 27, 1999 was $82.625 per share.
                           -------------------------

     INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.
                           -------------------------

                                                              PER SHARE      TOTAL
                                                              ---------   ------------
Public Offering Price.......................................   $82.625    $764,281,250
Discounts and Commissions to Underwriters...................   $  2.89    $ 26,749,844
Proceeds to JDS Uniphase....................................   $ 79.73    $560,867,359
Proceeds to the Selling Stockholders........................   $ 79.73    $176,664,047

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     This is a firm commitment underwriting. The underwriters expect to deliver the shares of common stock to investors on August 2, 1999.

                      JOINT LEAD AND BOOK-RUNNING MANAGERS

BANC OF AMERICA SECURITIES LLC                         DEUTSCHE BANC ALEX. BROWN
                           -------------------------
    CIBC WORLD MARKETS
             CREDIT SUISSE FIRST BOSTON
                           SOUNDVIEW TECHNOLOGY GROUP
                                       THOMAS WEISEL PARTNERS LLC
                                                 WARBURG DILLON READ LLC
                           -------------------------

                  The date of this prospectus is July 27, 1999

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Summary.....................................................    3
Recent Events...............................................    4
Concurrent Offering of Exchangeable Shares..................    5
The Offering................................................    5
Risk Factors................................................    6
Use of Proceeds.............................................   19
Price Range of Common Stock.................................   19
Capitalization..............................................   20
JDS Uniphase Summary Financial Data and Unaudited Pro Forma
  Financial Data............................................   21
Our Business................................................   25
Management..................................................   37
Principal and Selling Stockholders..........................   40
Underwriting................................................   44
Legal Opinions..............................................   46
Experts.....................................................   46
Where You May Find More Information.........................   47
Incorporation of Certain Documents by Reference.............   48

     You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

     Information contained in our Web site does not constitute part of this document.

                                    SUMMARY

     You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering and our Summary Financial Data and Unaudited Pro Forma Financial Data appearing elsewhere in this prospectus. Because this is only a summary, you should read the rest of this prospectus before you invest in our common stock. Read the entire prospectus carefully, especially the risks described under "Risk Factors." Unless otherwise indicated or unless the context otherwise requires, all information in this prospectus (1) reflects no exercise of the underwriters' over-allotment option and (2) gives effect to the stock dividend of one share of common stock for each outstanding share of common stock and the equivalent two-for-one stock split of the outstanding Exchangeable Shares effected as to our stockholders and JDS Uniphase Canada Ltd.'s shareholders, respectively, on July 23, 1999. Unless otherwise indicated, all dollar amounts referred to in this prospectus are in United States dollars.

     JDS Uniphase Corporation is the result of a merger of equals between Uniphase Corporation and JDS FITEL Inc., which became effective on June 30, 1999. Certain historic information described in this prospectus pertains only to either Uniphase Corporation or JDS FITEL Inc. In such instances, historic information that is specific to Uniphase Corporation or JDS FITEL Inc. is specifically described as "Uniphase" or "JDS FITEL" information, respectively. References to "we," "our" and "JDS Uniphase" refer to the combined entity resulting from the merger.

                            JDS UNIPHASE CORPORATION

     JDS Uniphase is the leading provider of advanced fiberoptic components and modules. These products are sold to leading telecommunications and cable television system providers worldwide, which are commonly referred to as OEMs and include Alcatel, Ciena, General Instrument, Lucent, Nortel, Pirelli, Scientific Atlanta, Siemens and Tyco. Our components and modules are basic building blocks for fiberoptic networks and perform both optical-only (passive) and optoelectronic (active) functions within these networks. Our products include semiconductor lasers, high-speed external modulators, transmitters, amplifiers, couplers, multiplexers, circulators, tunable filters, optical switches and isolators for fiberoptic applications. We also supply our OEM customers with test instruments for both system production applications and network installation. In addition, we design, manufacture and market laser subsystems for a broad range of commercial applications, which include biotechnology, industrial process control and measurement, graphics and printing and semiconductor equipment manufactured by our customers.

     Businesses and consumers are increasingly accessing public telecommunications networks to communicate, collect and distribute information. The explosive growth of the Internet, coupled with the increasing volume of data and video traffic across corporate and public internets and intranets, has fueled the continuing and growing demand for more network capacity in both long-haul telecommunications and cable television networks. Given the inherently faster speed of light signals in fiberoptic networks and their immunity from electromagnetic interference, fiberoptic systems are replacing existing copper wire networks for long-haul (in excess of 600 kilometers) telecommunications networks. Cable television networks are also shifting to fiberoptic solutions for the distribution of signals from the central cable broadcast station to the local cable distribution hubs. Additional capacity in these fiberoptic networks is attained through a signal transmission method called wave division multiplexing, or WDM, which allows up to 128 separate light signals of slightly different wavelengths to be simultaneously transmitted in a single fiber. Today, fiberoptic cable is the primary medium and WDM has become the emerging standard for long-haul telecommunications and cable television networks, and fiber is making inroads to replace copper in the shorter distance metropolitan, or metro, markets.

     The growth of WDM traffic traveling over fiberoptic cables and the continued demand for increased capacity represents a significant opportunity for systems OEMs and their suppliers. With a history of innovation and successful acquisitions, we have established ourselves as the premier supplier of advanced components and modules to the telecommunications and cable television networking industries. Going forward, the key elements of our business strategy to expand our leadership position include:

     - provide more integrated and broader product offerings to our customers,

     - capitalize on passive and active leadership positions,

     - provide cost-effective, demand-driven, faster time-to-market solutions to our customers,

     - maintain technology leadership and high product reliability,

     - enhance manufacturing techniques and increase capacity, and

     - seek complementary mergers and acquisitions.

     Our corporate headquarters in the United States is located at 163 Baypointe Parkway, San Jose, California 95134, where the phone number is (408) 434-1800. Our corporate headquarters in Canada is located at 570 West Hunt Club Road, Nepean, Ontario, and the phone number at this location is (613) 727-1304.

                                 RECENT EVENTS

     Uniphase and JDS FITEL recently completed a merger of equals. In connection with this transaction, Uniphase changed its name from "Uniphase Corporation" to "JDS Uniphase Corporation" and changed its stock symbol from "UNPH" to "JDSU." We commenced combined operations on June 30, 1999 as a result of this merger. In this transaction, JDS FITEL shareholders received a total of 7,333,652 shares of our common stock and a total of 72,534,038 exchangeable shares ("Exchangeable Shares") of JDS Uniphase Canada Ltd. Each Exchangeable Share is exchangeable, at the option of its holder, at any time into one share of our common stock. Holders of Exchangeable Shares are entitled to dividend and other rights that are, as nearly as practicable, economically equivalent to those of our common stockholders. On or after March 31, 2014 (subject to acceleration in certain circumstances), the board of directors of JDS Uniphase Canada Ltd. may establish a redemption date for the exchangeable shares on which date JDS Uniphase Canada Ltd. would redeem all the then outstanding Exchangeable Shares for an equal number of shares of our common stock. The Exchangeable Shares are listed for trading on The Toronto Stock Exchange under the symbol "JDU." At the consummation of Uniphase's combination with JDS FITEL, the outstanding options to acquire JDS FITEL common shares became options to purchase a total of 6.7 million shares of our common stock. In addition, we granted options to purchase
6.8 million shares of our common stock to certain former JDS FITEL employees upon the effectiveness of the merger.
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

                   CONCURRENT OFFERING OF EXCHANGEABLE SHARES

     Concurrent with the offering of shares of our common stock pursuant to this prospectus, JDS Uniphase Canada Ltd., and certain shareholders of JDS Uniphase Canada Ltd., are offering an aggregate of 750,000 Exchangeable Shares to persons outside the United States in a separate offering. The Exchangeable Shares issued in such offering shall not be permitted to be transferred except pursuant to an effective registration statement under the Securities Act of 1933, as amended, or an exemption from registration under the Act. Each Exchangeable Share will be exchangeable, at the option of its holder, at any time into one share of our common stock. We have filed a registration statement with respect to the issuance of the shares of our common stock issuable upon exchange of the Exchangeable Shares. We believe the offering of Exchangeable Shares will expand the market and increase the liquidity of the outstanding Exchangeable Shares. The offering of Exchangeable Shares also will enable Canadian investors to acquire shares in a company that will not constitute foreign property for Canadian income tax purposes and also serve as a suitable investment for certain registered plans in Canada. We cannot guarantee that any Exchangeable Shares will be sold in the concurrent offering.

                                  THE OFFERING

Common stock offered by us.....   7,034,308 shares(1)

Common stock offered by the
  selling stockholders.........   2,215,692 shares

Common stock outstanding after
  this offering................   168,495,426 shares(1)(2)(3)

Use of proceeds................   For general corporate purposes, including
                                  working capital and potential acquisitions.
                                  See "Use of Proceeds." We will not receive any proceeds from the sale of common stock by the selling stockholders.

Nasdaq National Market symbol...  JDSU
-------------------------
(1) Excludes the underwriters' option to purchase up to a maximum of 1,387,500 shares of common stock to cover over-allotments.

(2) Includes the shares of our common stock issuable upon exchange of the 538,600 Exchangeable Shares offered by JDS Uniphase Canada Ltd. concurrently herewith.

(3) Based on the number of shares of our common stock (taking into account 72,534,038 shares thereof issuable upon conversion of the outstanding Exchangeable Shares) outstanding as of June 30, 1999. Excludes:

       - 22.2 million shares of common stock issuable upon the exercise of stock options outstanding after the offering;

       - 2.5 million shares of common stock reserved for future issuance under the 1998 Employee Stock Purchase Plan; and

       - any shares of common stock issuable upon conversion of the outstanding shares of Series A Preferred Stock.

                                  RISK FACTORS

     This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose part or all of your investment.

     The statements contained in this prospectus that are not purely historical are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act, including, without limitation, statements regarding JDS Uniphase's expectations, hopes, beliefs, anticipations, commitments, intentions and strategies regarding the future. Actual results could differ from those projected in any forward-looking statements for the reasons, among others, detailed in the following "Risk Factors." The fact that some of the "Risk Factors" described in this prospectus may be the same or similar to those described in our past filings means only that those risks are present in multiple periods. We believe that many of the risks detailed here are part of doing business in the industry in which we compete and will likely be present in all periods reported. The fact that certain risks are endemic to the industry does not lessen the significance of the risk. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

DIFFICULTIES WE MAY ENCOUNTER MANAGING OUR GROWTH COULD ADVERSELY AFFECT OUR RESULTS OF OPERATIONS

     Both JDS FITEL and Uniphase have historically achieved their growth through a combination of internally developed new products and acquisitions. As part of our strategy to sustain growth, we expect to continue to pursue acquisitions of other companies, technologies and complementary product lines. We also expect to continue developing new components, modules and other products for our customer base, seeking to further penetrate these markets. The success of each acquisition will depend upon:

     - our ability to manufacture and sell the products of the businesses acquired,

     - continued demand for these acquired products by our customers,

     - our ability to integrate the acquired business' operations, products and personnel,

     - our ability to retain key personnel of the acquired businesses, and

     - our ability to expand our financial and management controls and reporting systems and procedures.

Difficulties in Integrating Uniphase and JDS FITEL Could Adversely Affect Our Business

     Uniphase combined its operations with JDS FITEL on June 30, 1999 in a merger of equals. If we fail to successfully integrate the businesses of JDS FITEL and Uniphase, the combined business will suffer. Uniphase and JDS FITEL have complementary business operations located principally in the United States, Canada and Europe. Our success depends in large part on the successful integration of these geographically diverse

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

operations and the technologies and personnel of the two companies. As part of this integration, we need to combine and improve our computer systems to centralize and better automate processing of our financial, sales and manufacturing data. Our management came from the prior management teams of both companies and many members of management did not previously work with other members of management. The integration of the two businesses may result in unanticipated operational problems, expenses and liabilities and the diversion of management attention. The integration may not be successful, and, if so, our operating results would suffer as a result.

If We Fail to Efficiently Combine Uniphase's and JDS FITEL's Sales and Marketing Forces, Our Sales Could Suffer

     We may experience disruption in sales and marketing in connection with our efforts to integrate Uniphase's and JDS FITEL's sales channels, and we may be unable to efficiently or effectively correct such disruption or achieve our sales and marketing objectives after integration. In addition, sales cycles and sales models for Uniphase's and JDS FITEL's various products may vary significantly from product to product. Our sales personnel not accustomed to the different sales cycles and approaches required for products newly added to their portfolio may experience delays and difficulties in selling these newly added products. Furthermore, it may be difficult to retain key sales personnel. As a result, we may fail to take full advantage of the combined sales forces' efforts, and Uniphase's and JDS FITEL's respective sales approaches and distribution channels may be ineffective in promoting the other entity's products, which may have a material adverse effect on our business, financial condition or operating results.

Integration Costs and Expenses Associated with Uniphase's Combination with JDS FITEL Have Been Substantial and We May Incur Additional Related Expenses in the Future

     Uniphase has incurred direct costs associated with the combination of approximately $12 million, which will be included as a part of the total purchase cost for accounting purposes. We may incur additional material charges in subsequent quarters to reflect additional costs associated with the combination.

Difficulties in Integrating Other Acquisitions Could Adversely Affect Our
Business

     In March 1997, Uniphase acquired Uniphase Laser Enterprise, which produces our 980-nanometer pump laser products. In June 1998, Uniphase acquired Uniphase Netherlands. In the case of both acquisitions, Uniphase acquired businesses that had previously been engaged primarily in research and development and that needed to make the transition from a research activity to a commercial business with sales and profit levels that are consistent with our overall financial goals. This transition has not yet been completed at Uniphase Netherlands, which continues to operate at higher expense levels and lower gross margins than those required to meet our profitability goals. In addition, in November 1998, Uniphase acquired Uniphase Broadband, which manufactures test instruments, transmitter cards and transceivers for telecommunications applications. We may not successfully manufacture and sell our products or successfully manage our growth, and failure to do so could have a material adverse effect on our business, financial condition and operating results.

Difficulties in Commercializing New Product Lines

     We intend to continue to develop new product lines to address our customers' diverse needs and the several market segments in which we participate. As we target new product lines and markets, we will further increase our sales and marketing, customer support and administrative functions to support anticipated increased levels of operations from these new products and markets as well as growth from our existing products. We may not be successful in creating this infrastructure nor may we realize any increase in the level of our sales and operations to offset the additional expenses resulting from this increased infrastructure. Uniphase commenced operations at Uniphase Telecommunications Products in 1996 to penetrate the cable television markets, and at Uniphase Network Components in 1998 to develop and market a line of complementary optical components for our telecommunications customers. In each case, Uniphase hired development, manufacturing and other staff in anticipation of developing and selling new products. Our operations may not achieve levels sufficient to justify the increased expense levels associated with these new businesses.

WE ARE SUBJECT TO MANUFACTURING DIFFICULTIES

If We Do Not Achieve Acceptable Manufacturing Volumes, Yields or Sufficient Product Reliability, Our Operating Results Could Suffer

     The manufacture of our products involves highly complex and precise processes, requiring production in highly controlled and clean environments. Changes in our manufacturing processes or those of our suppliers, or their inadvertent use of defective or contaminated materials, could significantly reduce our manufacturing yields and product reliability. Because the majority of our manufacturing costs are relatively fixed, manufacturing yields are critical to our results of operations. Certain of our divisions have in the past experienced lower than expected production yields, which could delay product shipments and impair gross margins. These divisions or any of our other manufacturing facilities may not maintain acceptable yields in the future.

     Our existing Uniphase Netherlands facility has not achieved acceptable manufacturing yields since the June 1998 acquisition, and there is continuing risk attendant to this facility and its manufacturing yields and costs. In addition, we recently completed construction of a new laser fabrication facility at Uniphase Netherlands, and this facility has not yet reached targeted yields, volumes or costs levels. Uniphase Netherlands may not successfully manufacture laser products in the future at volumes, yields or cost levels necessary to meet our customers' needs. In addition, Uniphase Fiber Components is establishing a production facility in Sydney, Australia for fiber Bragg grating products. This facility may not manufacture grating products to customers' specifications at the volumes, cost and yield levels required. To the extent we do not achieve acceptable manufacturing yields or experience product shipment delays, our business, operating results and financial condition would be materially and adversely affected.

     As our customers' needs for our products increase, our ability to increase our manufacturing volumes to meet these needs and satisfy customer demand will have a material effect on our business, operating results and financial condition. In some cases, existing manufacturing techniques, which involve substantial manual labor, may be insufficient to achieve the volume or cost targets of our customers. As such, we will need to develop new manufacturing processes and techniques, which are anticipated to involve higher levels of automation, to achieve the targeted volume and cost levels. In addition, it

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is frequently difficult at a number of our manufacturing facilities to hire qualified manufacturing personnel in a timely fashion, if at all, when customer demands increase over shortened time periods. While we continue to devote research and development efforts to improvement of our manufacturing techniques and processes, we may not achieve manufacturing volumes and cost levels in our manufacturing activities that will fully satisfy customer demands.

If Our Customers Do Not Qualify Our Manufacturing Lines For Volume Shipments, Our Operating Results Could Suffer

     Customers will not purchase any of our products (other than limited numbers of evaluation units) prior to qualification of the manufacturing line for the product. Each new manufacturing line must go through varying levels of qualification with our customers. This qualification process determines whether the manufacturing line achieves the customers' quality, performance and reliability standards. Delays in qualification can cause a product to be dropped from a long term supply program and result in significant lost revenue opportunity over the term of that program. As noted above, we are currently completing a new manufacturing facility in Australia. We may experience delays in obtaining customer qualification of this facility and our new facility at Uniphase Netherlands. If we fail in the timely qualification of these or other new manufacturing lines, our operating results and customer relationships would be adversely affected.

OUR OPERATING RESULTS MAY SUFFER AS A RESULT OF PURCHASE ACCOUNTING TREATMENT, THE IMPACT OF AMORTIZATION OF GOODWILL AND OTHER INTANGIBLES RELATING TO OUR COMBINATION WITH JDS FITEL

     Under U.S. generally accepted accounting principles that apply to us, we are accounting for the combination of Uniphase and JDS FITEL using the purchase method of accounting. Under purchase accounting, we recorded the estimated market value of our common shares and the Exchangeable Shares issued in connection with Uniphase's combination with JDS FITEL, the fair value of the options to purchase JDS FITEL common shares which became options to purchase our common shares and the amount of direct transaction costs as the cost of acquiring the business of JDS FITEL. That cost was allocated to the individual assets acquired and liabilities assumed, including various identifiable intangible assets such as in-process research and development, acquired technology, acquired trademarks and trade names and acquired workforce, based on their respective fair values. We allocated the excess of the purchase cost over the fair value of the net assets to goodwill. We expensed in-process research and development of $210 million as of June 30, 1999. We will amortize goodwill over a five year period. The amount of purchase cost allocated to goodwill and other intangibles was $3.4 billion, including the related deferred tax effect. If we amortized goodwill and other intangible assets in equal quarterly amounts over a five year period following completion of Uniphase's combination with JDS FITEL, the accounting charge attributable to these items would be $168 million per quarter and $672 million per fiscal year. As a result, purchase accounting treatment of Uniphase's combination with JDS FITEL will result in a net loss for us in the foreseeable future, which could have a material and adverse effect on the market value of our stock.

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

OUR STOCK PRICE COULD FLUCTUATE SUBSTANTIALLY

The Unpredictability of Our Quarterly Operating Results Could Cause Our Stock Price to be Volatile or Decline

     Each of JDS FITEL and Uniphase has experienced, and we expect to continue to experience, fluctuations in our quarterly results, which in the future may be significant and cause substantial fluctuations in the market price of our stock. All of the concerns we discuss under Risk Factors could affect our operating results, including, among others:

     - the timing of the receipt of product orders from a limited number of major customers,

     - the loss of one or more of our major suppliers or customers,

     - competitive pricing pressures,

     - the costs associated with the acquisition or disposition of businesses,

     - our ability to design, manufacture and ship technologically advanced products with satisfactory yields on a timely and cost-effective basis,

     - the announcement and introduction of new products by us, and

     - expenses associated with any intellectual property or other litigation.

     In addition to concerns potentially affecting our operating results addressed elsewhere under Risk Factors, the following factors may also influence our operating results:

     - our product mix,

     - the relative proportion of our domestic and international sales,

     - the timing differences between when we incur expenses to increase our marketing and sales capabilities and when we realize benefits, if any, from such expenditures, and

     - fluctuations in the foreign currencies of our foreign operations.

     Furthermore, our sales often reflect orders shipped in the same quarter that they are received, which makes our sales vulnerable to short term fluctuations in customer demand and difficult to predict. Also, customers may cancel or reschedule shipments, and production difficulties could delay shipments. In addition, we sell our telecommunications equipment products to OEMs who typically order in large quantities, and therefore the timing of such sales may significantly affect our quarterly results. An OEM supplies system level network products to telecommunications carriers and others and incorporates our components in these system level products. The timing of such OEM sales can be affected by factors beyond our control, such as demand for the OEMs' products and manufacturing risks experienced by OEMs. In this regard, we have experienced rescheduling of orders by customers in each of our markets and may experience similar rescheduling in the future. As a result of all of these factors, our results from operations may vary significantly from quarter to quarter.

     In addition to the effect of ongoing operations on quarterly results, acquisitions or dispositions of businesses, our products or technologies have in the past resulted in, and may in the future, result in reorganization of our operations, substantial charges or other

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expenses, which have caused and may in the future cause fluctuations in our quarterly operating results and cash flows. See, for example, "Risk
Factors -- Our Operating Results May Suffer as a Result of Purchase Accounting Treatment, the Impact of Amortization of Goodwill and Other Intangibles Relating to Our Combination with JDS FITEL."

     Finally, our net revenues and operating results in future quarters may be below the expectations of public market securities analysts and investors. In such event, the price of our common stock and the Exchangeable Shares would likely decline, perhaps substantially.

Factors Other Than Our Quarterly Results Could Cause Our Stock Price to be Volatile or Decline

     The market price of our common stock has been and is likely to continue to be highly volatile due to causes other than our historical quarterly results, such as:

     - announcements by our competitors and customers of technological innovations or new products,

     - developments with respect to patents or proprietary rights,

     - governmental regulatory action, and

     - general market conditions.

     In addition, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies, which may cause the price of our stock to decline.

OUR SALES WOULD SUFFER IF ONE OR MORE OF OUR KEY CUSTOMERS SUBSTANTIALLY REDUCED ORDERS FOR OUR PRODUCTS

     Our customer base is highly concentrated. Historically, orders from a relatively limited number of OEM customers accounted for a substantial portion of Uniphase's and JDS FITEL's net sales from telecommunications products. We expect that, for the foreseeable future, sales to a limited number of customers will continue to account for a high percentage of our net sales. Sales to any single customer may vary significantly from quarter to quarter. If current customers do not continue to place orders we may not be able to replace these orders with new orders from new customers. In the telecommunications markets, our customers evaluate our products and competitive products for deployment in their telecommunications systems. Our failure to be selected by a customer for particular system projects can significantly impact our business, operating results and financial condition. Similarly, even if our customers select us, if our customers are not selected as the primary supplier for an overall system installation, we can be similarly adversely affected. Such fluctuations could have a material adverse effect on our business, financial condition and operating results.

INTERRUPTIONS AFFECTING OUR KEY SUPPLIERS COULD DISRUPT PRODUCTION, COMPROMISE OUR PRODUCT QUALITY AND ADVERSELY AFFECT OUR SALES

     We currently obtain various components included in the manufacture of our products from single or limited source suppliers. A disruption or loss of supplies from these companies or a price increase for these components would have a material adverse effect

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on our results of operations, product quality and customer relationships. We have a sole source supply agreement for a critical material used in the manufacture of our passive products. This agreement may be terminated by either party on six months prior notice. It is our objective to maintain strategic inventory of the key raw material provided by this supplier. We also depend on a single source for filters for our passive products which we obtain exclusively through a joint venture with Optical Coating Laboratory, Inc. In addition, we currently utilize a sole source for the crystal semiconductor chip sets incorporated in our solid state microlaser products and acquire our pump diodes for use in our solid state laser products from Opto Power Corporation and GEC. We obtain lithium niobate wafers, gallium arsenide wafers, specialized fiber components and certain lasers used in our telecommunications products primarily from Crystal Technology, Inc., Fujikura, Ltd., Philips Key Modules and Sumitomo, respectively. We do not have long-term or volume purchase agreements with any of these suppliers (other than for our passive products supplier described in this paragraph), and these components may not in the future be available in the quantities required by us, if at all.

WE MAY BECOME SUBJECT TO COLLECTIVE BARGAINING AGREEMENTS

     Our employees who are employed at manufacturing facilities located in North America are not bound by or party to any collective bargaining agreements with us. These employees may become bound by or party to one or more collective bargaining agreements with us in the future. Certain of our employees outside of North America, particularly in The Netherlands and Germany, are subject to collective bargaining agreements. If, in the future, any such employees become bound by or party to any collective bargaining agreements, then our related costs and our flexibility with respect to managing our business operations involving such employees may be materially adversely affected.

ANY FAILURE TO REMAIN COMPETITIVE IN OUR INDUSTRY WOULD IMPAIR OUR OPERATING RESULTS

If Our Business Operations are Insufficient to Remain Competitive in Our Industry, Our Operating Results Could Suffer

     The telecommunications and laser subsystems markets in which we sell our products are highly competitive. In each of the markets we serve, we face intense competition from established competitors. Many of these competitors have substantially greater financial, engineering, manufacturing, marketing, service and support resources than do we and may have substantially greater name recognition, manufacturing expertise and capability and longer standing customer relationships than do we. To remain competitive, we believe we must maintain a substantial investment in research and development, marketing, and customer service and support. We may not compete successfully in all or some of our markets in the future, and we may not have sufficient resources to continue to make such investments, or we may not make the technological advances necessary to maintain our competitive position so that our products will receive market acceptance. In addition, technological changes or development efforts by our competitors may render our products or technologies obsolete or uncompetitive. See "Our Business -- Competition."

Fiberoptic Component Average Selling Prices Are Declining

     Prices for telecommunications fiberoptic components are generally declining due to, among other things, increased competition and greater unit volumes as telecommunications service providers continue to deploy fiberoptic networks. Uniphase and JDS FITEL have in the past and we may in the future experience substantial period to period fluctuations in average selling prices. We anticipate that average selling prices will decrease in the future in response to product introductions by competitors and us or to other factors, including price pressures from significant customers. Therefore, we must continue to (1) timely develop and introduce new products that incorporate features that can be sold at higher selling prices and (2) reduce our manufacturing costs. Failure to achieve any or all of the foregoing could cause our net sales and gross margins to decline, which may have a material adverse effect on our business, financial condition and operating results.

If We Fail to Successfully Develop and Market Solid State Lasers to Replace the Declining Markets for Our Gas Lasers, Our Operating Results Could Suffer

     The market for gas lasers is mature and expected to decline as customers replace conventional lasers, including gas lasers, with solid state lasers. Solid state lasers are currently expected to be the primary commercial laser technology in the future. Consequently, Uniphase has devoted substantial resources to developing and commercializing its solid state laser products. We believe that some companies are further advanced than us in solid state laser development and are competing with us for many of the same opportunities. To be competitive in our laser markets, we believe continued manufacturing cost reductions and enhanced performance of our laser products will be required on a continuing basis as these markets further mature. However, our solid state laser products may not be competitive with products of other companies as to cost or performance in the future.

If We Fail to Attract and Retain Key Personnel, Our Business Could Suffer

     Our future depends, in part, on our ability to attract and retain certain key personnel. In particular, our research and development efforts depend on hiring and retaining qualified engineers. Competition for highly skilled engineers is extremely intense, and we are currently experiencing difficulty in identifying and hiring certain qualified engineers in many areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Our future also depends on the continued contributions of our executive officers and other key management and technical personnel, each of whom would be difficult to replace. Uncertainty resulting from the JDS FITEL merger could further adversely affect our ability to retain key employees. We do not maintain a key person life insurance policy on our Chief Executive Officer, our Chief Operating Officer or any other officer. The loss of the services of one or more of our executive officers or key personnel or the inability to continue to attract qualified personnel could delay product development cycles or otherwise have a material adverse effect on our business, financial condition and operating results.

OUR PARTICIPATION IN INTERNATIONAL MARKETS CREATES RISKS TO OUR BUSINESS NOT FACED BY COMPANIES THAT SELL THEIR PRODUCTS IN THE UNITED STATES

     International sales are subject to inherent risks, including:

     - unexpected changes in regulatory requirements,

     - tariffs and other trade barriers,

     - political and economic instability in foreign markets,

     - difficulties in staffing and management,

     - integration of foreign operations,

     - longer payment cycles,

     - greater difficulty in accounts receivable collection,

     - currency fluctuations, and

     - potentially adverse tax consequences.

     International sales accounted for approximately 38.7%, 30.6% and 25.1% of Uniphase's net sales in fiscal years 1998, 1997 and 1996, respectively. International sales (excluding sales to the U.S.) accounted for approximately 22.5%, 24.2% and 26.8% of JDS FITEL's net sales in fiscal years 1998, 1997 and 1996, respectively. We expect that international sales will continue to account for a significant portion of our net sales. We may continue to expand our operations outside of the United States and to enter additional international markets, both of which will require significant management attention and financial resources.

     Since a significant portion of our foreign sales are denominated in U.S. dollars, our products may also become less price competitive in countries in which local currencies decline in value relative to the U.S. dollar. Our business and operating results may also be materially and adversely affected by lower sales levels that typically occur during the summer months in Europe and certain other overseas markets. Furthermore, the sales of many of our OEM customers depend on international sales and consequently further exposes us to the risks associated with such international sales.

THE YEAR 2000 PROBLEM MAY DISRUPT OUR AND OUR CUSTOMERS' AND SUPPLIERS'
BUSINESSES

     We are aware of the risks associated with the operation of information technology and non-information technology systems as the Year 2000 approaches. The problem is pervasive and complex and may affect many information technology and non-information technology systems. The Year 2000 problem results from the rollover of the two digit year value from "99" to "00." Systems that do not properly recognize such date-sensitive information could generate erroneous data or fail. In addition to our own systems, we rely on external systems of our customers, suppliers, creditors, financial organizations, utilities providers and government entities, both domestic and international (which we collectively refer to as "third parties"). Consequently, we could be affected by disruptions in the operations of third parties with which we interact. Furthermore, as customers expend resources to correct their own systems, they may reduce their purchasing frequency and volume of our products.

     We are using both internal and external resources to assess:

     - our state of readiness (including the readiness of third parties with which we interact) concerning the Year 2000 problem,

     - our costs to correct material Year 2000 problems related to our internal information technology and non-information technology systems,

     - the known risks related to any failure to correct any Year 2000 problems we identify, and

     - the contingency plan, if any, that we should adopt should any identified Year 2000 problems not be corrected.

     To date, we have incurred costs not exceeding $2 million to upgrade our information technology and non-information technology systems to, among other things, make such systems Year 2000 compliant. We continue to evaluate the estimated costs associated with the efforts to prepare for Year 2000 based on actual experience. While the efforts will involve additional costs, we believe, based on (1) available information, (2) amounts spent to date and (3) the fact that our information technology and non-information technology systems depend on third-party software which, we believe, has been or is being updated to address the Year 2000 problem, that we will manage our total Year 2000 transition without any material adverse effect on our business operations, financial condition, products or financial prospects. The actual outcomes and results could be affected by future factors including, but not limited to:

     - the continued availability of skilled personnel,

     - cost control,

     - the ability to locate and remediate software code problems,

     - critical suppliers and subcontractors meeting their Year 2000 compliance commitments, and

     - timely actions by customers.

     We are working with our software system suppliers and believe that certain of these systems are currently not Year 2000 compliant. We have targeted September 30, 1999 as the date by which these systems shall be Year 2000 compliant. In any event, however, we anticipate that such systems will be corrected for the Year 2000 problem prior to December 31, 1999. We are working with those third parties to identify any Year 2000 problems affecting such third parties that could have a material adverse affect on our business, financial condition or results of operations. However, it would be impracticable for us to attempt to address all potential Year 2000 problems of third parties that have been or may in the future be identified. Specifically, Year 2000 problems have arisen or may arise regarding the information technology and non-information technology systems of third parties having widespread national and international interactions with persons and entities generally (for example, certain information technology and non-information technology systems of governmental agencies, utilities and information and financial networks) that, if uncorrected, could have a material adverse impact on our business, financial condition or results of operations. We are still assessing the effect the Year 2000 problem will have on our suppliers and, at this time, cannot determine such impact. However, we have identified alternative suppliers and, in the event that any significant supplier suffers unresolved material Year 2000 problems, we believe that we would only experience short term disruptions in supply, not exceeding 90 days, while such supplier is replaced.

IF WE HAVE INSUFFICIENT PROPRIETARY RIGHTS OR IF WE FAIL TO PROTECT THOSE WE HAVE, OUR BUSINESS WOULD BE MATERIALLY IMPAIRED

We May Not Obtain the Intellectual Property Rights We Require

     The telecommunications and laser markets in which we sell our products experience frequent litigation regarding patent and other intellectual property rights. Numerous patents in these industries are held by others, including academic institutions and our competitors. In the past, Uniphase and JDS FITEL have acquired and in the future we may seek to acquire license rights to these or other patents or other intellectual property to the extent necessary for our business. Unless we are able to obtain such licenses on commercially reasonable terms, patents or other intellectual property held by others could inhibit our development of new products for our markets. While in the past licenses generally have been available to Uniphase and JDS FITEL where third-party technology was necessary or useful for the development or production their products, in the future licenses to third-party technology may not be available on commercially reasonable terms, if at all. Generally, a license, if granted, includes payments by us of up-front fees, ongoing royalties or a combination thereof. Such royalty or other terms could have a significant adverse impact on our operating results. We are a licensee of a number of third party technologies and intellectual property rights and are required to pay royalties to these third party licensors on certain of our telecommunications products and laser subsystems.

Our Products May Infringe the Property Rights of Others

     The industry in which we operate experiences periodic claims of patent infringement or other intellectual property rights. We have in the past and may from time to time in the future receive notices from third parties claiming that our products infringe upon third party propietary rights. Any litigation to determine the validity of any third-party claims, regardless of the merit of these claims, could result in significant expense to us and divert the efforts of our technical and management personnel, whether or not we are successful in such litigation. If we are unsuccessful in any such litigation, we could be required to expend significant resources to develop non-infringing technology or to obtain licenses to the technology that is the subject of the litigation. We may not be successful in such development or such licenses may not be available on terms acceptable to us if at all. Without such a license, we could be enjoined from future sales of the infringing product or products.

Our Intellectual Property Rights May Not Be Adequately Protected

     Our future depends in part upon our intellectual property, including trade secrets, know-how and continuing technological innovation. We currently hold approximately 150 U.S. patents on products or processes and corresponding foreign patents and have applications for certain patents currently pending. The steps taken by us to protect our intellectual property may not adequately prevent misappropriation or ensure that others will not develop competitive technologies or products. Other companies may be investigating or developing other technologies that are similar to ours. It is possible that patents may not be issued from any application pending or filed by us and, if patents do issue, the claims allowed may not be sufficiently broad to deter or prohibit others from marketing similar products. Any patents issued to us may be challenged, invalidated or circumvented. Further, the rights under our patents may not provide a competitive advantage to us. In addition, the laws of certain territories in which our products are or may be developed, manufactured or sold, including Asia, Europe or Latin America, may not protect our products and intellectual property rights to the same extent as the laws of the United States.

IF WE FAIL TO SUCCESSFULLY MANAGE OUR EXPOSURE TO THE WORLDWIDE FINANCIAL MARKETS, OUR OPERATING RESULTS COULD SUFFER

     We are exposed to financial market risks, including changes in interest rates, foreign currency exchange rates and marketable equity security prices. We utilize derivative financial instruments to mitigate these risks. We do not use derivative financial instruments for speculative or trading purposes. The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, a majority of our marketable investments are floating rate and municipal bonds, auction instruments and money market instruments denominated in U.S. dollars. We hedge currency risks of investments denominated in foreign currencies with forward currency contracts. Gains and losses on these foreign currency investments are generally offset by corresponding gains and losses on the related hedging instruments, resulting in negligible net exposure to us. A substantial portion of our revenue, expense and capital purchasing activities are transacted in U.S. dollars. However, we do enter into these transactions in other currencies, primarily Canadian and European currencies. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we have established hedging programs. Currency forward contracts are utilized in these hedging programs. Our hedging programs reduce, but do not always entirely eliminate, the impact of foreign currency exchange rate movements. Actual results on our financial position may differ materially.

IF WE FAIL TO OBTAIN ADDITIONAL CAPITAL AT THE TIMES, IN THE AMOUNTS AND UPON THE TERMS REQUIRED, OUR BUSINESS COULD SUFFER

     We are devoting substantial resources for new facilities and equipment to the production of source lasers, fiber Bragg gratings and modules used in telecommunications and for the development of new solid state lasers. Although we believe existing cash balances, cash flow from operations and available lines of credit, together with proceeds from this offering and the concurrent offering of exchangeable shares, will be sufficient to meet our capital requirements at least for the next 12 months, we may be required to seek additional equity or debt financing to compete effectively in these markets. We cannot precisely determine the timing and amount of such capital requirements and will depend on several factors, including our acquisitions and the demand for our products and products under development. Such additional financing may not be available when needed, or, if available, may not be on terms satisfactory to us.

OUR CURRENTLY OUTSTANDING PREFERRED STOCK AND OUR ABILITY TO ISSUE ADDITIONAL PREFERRED STOCK COULD IMPAIR THE RIGHTS OF OUR COMMON STOCKHOLDERS

     Our Board of Directors has the authority to issue up to 799,999 shares of undesignated preferred stock and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued shares of undesignated preferred stock and to fix the number of shares constituting any series and the designation of such series, without the consent of our stockholders. The preferred stock could be issued with voting, liquidation, dividend and other rights superior to those of the holders of common stock. The issuance of preferred stock under certain circumstances could have the effect of delaying, deferring or preventing a change in control. Each outstanding share of our common stock includes one right. Each right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from us one unit, equal to one one-thousandth of a share of Series B Preferred Stock, at a purchase price of $135 per unit, subject to adjustment, for each share of common stock held by the holder. The rights are attached to all certificates representing outstanding shares of our common stock, and no separate rights certificates have been distributed. The purchase price is payable in cash or by certified or bank check or money order payable to our order. The description and terms of the rights are set forth in a Rights Agreement between us and American Stock Transfer & Trust Company, as Rights Agent, dated as of June 22, 1998, as amended from time to time.

     Certain provisions contained in the rights plan, and in the equivalent rights plan JDS Uniphase Canada Ltd. has adopted with respect to the Exchangeable Shares, may have the effect of discouraging a third party from making an acquisition proposal for us and may thereby inhibit a change in control. For example, such provisions may deter tender offers for shares of common stock or Exchangeable Shares which offers may be attractive to the stockholders, or deter purchases of large blocks of common stock or Exchangeable Shares, thereby limiting the opportunity for stockholders to receive a premium for their shares of common stock or Exchangeable Shares over the then-prevailing market prices.

WE HAVE A SUBSTANTIAL NUMBER OF SHARES ELIGIBLE FOR FUTURE SALE

     Based on shares outstanding as of June 30, 1999, we will have 168,495,426 shares of our common stock (including shares of our common stock issuable upon exchange of the outstanding Exchangeable Shares, including Exchangeable Shares issued in the concurrent offering (see "Concurrent Offering of Exchangeable Shares")) outstanding upon completion of this offering. Subject to the lock-up agreements noted below, other than for shares held by certain of our largest stockholders, virtually all of these outstanding shares will be available for immediate resale without restriction following the completion of this offering. For a period of 90 days from the date of this prospectus, executive officers, directors and stockholders holding a total of approximately 48.5 million shares of common stock and Exchangeable Shares (inclusive of shares issuable under options exercisable within 60 days) have agreed not to sell or otherwise dispose of any of those shares without the prior written consent of Banc of America Securities LLC, Deutsche Bank Securities Inc. and CIBC World Markets Inc. In addition, upon completion of the offering, and based on options outstanding as of June 30, 1999, there were outstanding options to purchase a total of 22.2 million shares of our common stock under our stock option plans, many of which options are currently exercisable. Sales of substantial amounts of these shares in the public market or the prospect of such sales could adversely affect the market price of our common stock and the market price of the Exchangeable Shares. See "Principal and Selling Stockholders" and "Underwriting."

CERTAIN ANTI-TAKEOVER PROVISIONS CONTAINED IN OUR CHARTER AND UNDER DELAWARE LAW COULD IMPAIR A TAKEOVER ATTEMPT

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law prohibiting, under certain circumstances, publicly-held Delaware corporations from engaging in business combinations with certain stockholders for a specified period of time without the approval of the holders of substantially all of its outstanding voting stock. Such provisions could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, even if such events could be beneficial, in the short term, to the interests of the stockholders. In addition, such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Our Certificate of Incorporation and Bylaws contain provisions relating to the limitations of liability and indemnification of our directors and officers, dividing our Board of Directors into three classes of directors serving three-year terms and providing that our stockholders can take action only at a duly called annual or special meeting of stockholders. These provisions also may have the effect of deterring hostile takeovers or delaying changes in control or management of us.

                                USE OF PROCEEDS

     The net proceeds to us from the sale of the 7,034,308 shares of common stock we are offering and the concurrent offering by JDS Uniphase Canada Ltd. of 538,600 Exchangeable Shares are estimated to be approximately $602.8 million (or $713.4 million if all 7,034,308 shares are sold pursuant to this prospectus, all 538,600 Exchangeable Shares are sold in the concurrent offering and the underwriters exercise their option to purchase the 1,387,500 additional shares to cover over-allotments) at the public offering price of $82.625 per share, after deducting the underwriting discount and estimated offering expenses. We will not receive any proceeds from the sale of the shares that the selling stockholders are selling under this offering or in the concurrent offering.

     We intend to use the net proceeds for general corporate purposes, including working capital and to fund potential acquisitions. Although we are currently evaluating certain acquisition opportunities, we have no present commitments and are not currently engaged in any negotiations with respect to any acquisitions that are material. We cannot assure you that we will identify suitable acquisition candidates or that we will, in fact, complete any acquisition. Until we use the net proceeds for a particular purpose, we will invest them in short-term interest bearing securities.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is quoted on the Nasdaq National Market currently under the symbol "JDSU," and prior to July 6, 1999, Uniphase common stock traded under the symbol "UNPH." All of the information in this section gives effect to the stock dividend of one share of common stock for each outstanding share of common stock effective July 23, 1999. The following table sets forth, for the periods indicated, the high and low sale prices per share of our common stock as reported on the Nasdaq National Market.

                                                   HIGH          LOW
                                                 ---------    ---------
Fiscal Year 1998
  First Quarter................................  $20.094      $      14.469
  Second Quarter...............................  $23.250      $      14.250
  Third Quarter................................  $22.078      $      16.594
  Fourth Quarter...............................  $31.500      $      20.313
Fiscal Year 1999
  First Quarter................................  $31.500      $      18.813
  Second Quarter...............................  $34.688      $      17.188
  Third Quarter................................  $57.563      $      31.750
  Fourth Quarter...............................  $83.594      $      51.250
Fiscal Year 2000
  First Quarter (through July 27, 1999)........  $88.719      $      77.250

     On July 27, 1999, the last reported sale price of our common stock on the Nasdaq National Market was $82.625 per share. As of July 9, 1999, there were approximately 337 stockholders of record of our common stock.

                                 CAPITALIZATION

     The following table sets forth as of June 30, 1999:

     - our pro forma capitalization prior to the offering, reflecting the issuance of 7,333,652 shares of common stock and the 72,534,038 Exchangeable Shares of JDS Uniphase Canada Ltd. in connection with the JDS FITEL merger and the exchange of the Exchangeable Shares for 72,534,038 shares of our common stock; and

     - our pro forma capitalization after the offering, reflecting the sale of the common stock offered by this prospectus and the common stock issuable upon exchange of the Exchangeable Shares offered concurrently herewith by JDS Uniphase Canada Ltd. (see "Concurrent Offering of Exchangeable Shares"), after deduction of estimated offering expenses and underwriting discounts, and at the offering price of $82.625 per share. See "Use of Proceeds."

                                                                  AS OF JUNE 30, 1999
                                                         -------------------------------------
                                                         PRO FORMA PRIOR TO    PRO FORMA AFTER
                                                            THE OFFERING        THE OFFERING
                                                         ------------------    ---------------
                                                           (IN THOUSANDS, EXCEPT SHARE DATA)
Stockholders' equity
  Preferred stock, $0.001 par value; 1,000,000 shares
     authorized; and 100,000 shares of Series A
     Preferred Stock issued and outstanding............      $       --          $       --
  Common stock, $0.001 par value; 200,000,000 shares
     authorized; 160,922,518 shares issued and
     outstanding, pro forma prior to the offering; and
     168,495,426 shares issued and outstanding, pro
     forma after the offering(1).......................             161                 168
  Additional paid-in capital...........................       3,822,590           4,425,395
  Accumulated deficit..................................        (197,823)           (197,823)
  Other stockholders' equity...........................          (5,682)             (5,682)
                                                             ----------          ----------
     Total stockholders' equity........................       3,619,246           4,222,058
                                                             ----------          ----------
       Total capitalization............................      $3,619,246          $4,222,058
                                                             ==========          ==========

-------------------------
(1) Based on shares outstanding as of June 30, 1999. The authorized number of shares of our common stock reflects an increase in the authorized number of shares of our common stock from 100,000,000 shares to 200,000,000 shares, effected July 2, 1999. The outstanding shares as of June 30, 1999 number excludes:

     - the underwriters' option to purchase up to 1,387,500 shares of common stock to cover over-allotments;

     - 22.2 million shares of common stock issuable upon exercise of options outstanding as of June 30, 1999;

     - 2.5 million shares of common stock reserved for future issuance under our 1998 Employee Stock Purchase Plan as of June 30, 1999; and

     - any shares of common stock issuable upon conversion of the outstanding shares of Series A Preferred Stock.

                    JDS UNIPHASE SUMMARY FINANCIAL DATA AND
                       UNAUDITED PRO FORMA FINANCIAL DATA

REPORTED RESULTS OF JDS UNIPHASE FOR ITS QUARTER ENDED JUNE 30, 1999; PRO FORMA COMBINED RESULTS

On July 26, 1999, we announced results for JDS Uniphase's fourth quarter ended June 30, 1999. For the quarter ended June 30, 1999, JDS Uniphase reported sales of $87 million and a loss in the quarter of approximately $4.80 per share prior to giving effect to the one-for-one stock dividend effected on July 23, 1999, or a loss of $2.40 per share adjusted to reflect that dividend. The loss per share includes a one-time charge of $210 million for acquired in-process research and development resulting from our merger with JDS FITEL, $4 million in intangible amortization, and $500,000 in restructuring charges related to the JDS FITEL merger. Excluding these charges, pro forma net income for the quarter was $0.43 per share, or $0.21 per share after giving effect to the one-for-one stock dividend. The Company's balance sheet as of June 30, 1999 reflects acquired intangibles of $3.4 billion as a result of the JDS FITEL merger which will be amortized over a five year period. We also announced the pro forma results combining those of JDS FITEL for the quarter ended May 31, 1999, which included sales of $105 million, and Uniphase for the quarter ended June 30, 1999, both periods ended prior to our merger which became effective June 30, 1999. These estimated pro forma combined results included sales of $192 million and net income of $0.48 per share on a pre-stock dividend diluted basis, after excluding the in-process research and development charges, intangible amortization and restructuring charges aggregating $215 million as described above. The pro forma earnings per share would be $0.29 per share after giving effect to the one-for-one stock dividend and to the same exclusions.

JDS UNIPHASE SUMMARY HISTORICAL FINANCIAL DATA AND UNAUDITED PRO FORMA FINANCIAL DATA

     The JDS Uniphase summary financial data and unaudited pro forma financial data should be read in conjunction with the Uniphase audited financial statements, the Uniphase unaudited financial statements, the JDS FITEL audited financial statements and the JDS FITEL unaudited financial statements, all of which are incorporated by reference into this prospectus.

     The JDS Uniphase summary unaudited pro forma financial data should be read in conjunction with the JDS Uniphase unaudited pro forma financial statements and the related notes, which are incorporated by reference. The JDS Uniphase unaudited pro forma financial data is not necessarily indicative of what the actual operating results or financial position would have been had the combination actually taken place on July 1, 1997 or March 31, 1999 and does not purport to indicate JDS Uniphase's future results of operations.

     The JDS Uniphase summary unaudited pro forma financial data gives effect to the combination of Uniphase and JDS FITEL through the issuance of shares of our common stock and the Exchangeable Shares for the outstanding JDS FITEL common shares. The summary unaudited pro forma statements of operations data for the year ended June 30, 1998 and for the nine months ended March 31, 1999 reflects the combination as if it had taken place on July 1, 1997. The summary unaudited pro forma consolidated combined condensed balance sheet data gives effect to the combination as if it had taken place on March 31, 1999. The summary unaudited pro forma consolidated combined condensed statements of operations data combines Uniphase's historical results of operations for the year ended June 30, 1998 and the nine months ended March 31, 1999 with JDS FITEL historical results of operations for the year ended May 31, 1998 and the nine months ended February 28, 1999, respectively. The

JDS Uniphase summary unaudited pro forma financial data reflects the combination using the purchase method of accounting.

     The JDS Uniphase summary historical financial data and unaudited pro forma financial data give effect to the stock dividend of one share of common stock for each outstanding share of common stock and the equivalent two-for-one stock split of the outstanding Exchangeable Shares which were effective July 23, 1999.

                                                     THREE MONTHS     NINE MONTHS
                                                        ENDED            ENDED         YEAR ENDED
                                                    MARCH 31, 1999   MARCH 31, 1999   JUNE 30, 1998
                                                    --------------   --------------   -------------
                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
JDS UNIPHASE SUMMARY UNAUDITED PRO FORMA STATEMENT
  OF OPERATIONS DATA:
  Net sales.......................................    $ 155,190        $ 394,019        $ 346,331
  Cost of sales...................................       74,876          193,551          173,447
                                                      ---------        ---------        ---------
      Gross profit................................       80,314          200,468          172,884
  Operating expenses:
      Research and development....................       13,785           35,463           27,170
      Selling, general, and administrative........       17,418           46,636           65,088
      Amortization of purchased intangibles.......      169,312          494,694          644,878
      Acquired in-process research and
         development..............................           --               --           40,268
      Merger and other costs......................          500            6,759               --
                                                      ---------        ---------        ---------
  Total operating expenses........................      201,015          583,552          777,404
                                                      ---------        ---------        ---------
  Income (loss) from operations...................     (120,701)        (383,084)        (604,520)
  Interest and other income, net..................        4,028            9,338            4,694
                                                      ---------        ---------        ---------
    Income (loss) before income taxes.............     (116,673)        (373,746)        (599,826)
  Income tax expense (benefit)....................        1,469           (4,706)         (29,976)
                                                      ---------        ---------        ---------
  Net income (loss)...............................    $(118,142)       $(369,040)       $(569,850)
                                                      =========        =========        =========
  Basic earnings (loss) per share.................    $   (0.74)       $   (2.33)       $   (3.88)
                                                      =========        =========        =========
  Dilutive earnings (loss) per share..............    $   (0.74)       $   (2.33)       $   (3.88)
                                                      =========        =========        =========
  Average number of shares outstanding............      159,446          158,336          146,764
                                                      =========        =========        =========
  Average number of shares outstanding assuming
    dilution......................................      159,446          158,336          146,764
                                                      =========        =========        =========

                                                     THREE MONTHS     NINE MONTHS
                                                        ENDED            ENDED         YEAR ENDED
                                                    MARCH 31, 1999   MARCH 31, 1999   JUNE 30, 1998
                                                    --------------   --------------   -------------
JDS UNIPHASE SUMMARY UNAUDITED PRO FORMA FINANCIAL
  DATA AS A PERCENTAGE OF NET SALES:
Net sales.........................................       100.0%          100.0%           100.0%
Cost of sales.....................................        48.3            49.1             50.1
                                                        ------           -----           ------
    Gross profit..................................        51.7            50.9             49.9
Operating expenses:
  Research and development........................         8.9             9.0              7.9
  Selling, general and administrative.............        11.2            11.8             18.8
  Amortization of purchased intangibles...........       109.1           125.6            186.2
  Acquired in-process research and development....          --              --             11.6
  Merger and other costs..........................         0.3             1.7               --
                                                        ------           -----           ------
Total operating expenses..........................       129.5           148.1            224.5
                                                        ------           -----           ------
Income (loss) from operations.....................       (77.8)          (97.2)          (174.6)
  Interest and other income, net..................         2.6             2.4              1.4
                                                        ------           -----           ------
Income (loss) before income taxes.................       (75.2)          (94.8)          (173.2)
  Income tax expense (benefit)....................         0.9            (1.1)            (8.7)
                                                        ------           -----           ------
Net income (loss).................................       (76.1)%         (93.7)%         (164.5)%
                                                        ======           =====           ======

                                                                   AS OF
                                                               MARCH 31, 1999
                                                              ----------------
                                                               (IN THOUSANDS)
JDS UNIPHASE SUMMARY UNAUDITED PRO FORMA BALANCE SHEET DATA:
ASSETS
Currents assets:
  Cash and cash equivalents.................................     $   21,905
  Short-term investments....................................        174,055
  Accounts receivable.......................................         99,749
  Inventories...............................................         56,603
  Other current assets......................................         12,833
                                                                 ----------
         Total current assets...............................        365,145
Property, plant, and equipment, net.........................        150,797
Intangible assets, including goodwill.......................      3,307,935
Other assets................................................          8,160
                                                                 ----------
         Total assets.......................................     $3,832,037
                                                                 ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..........................................     $   45,856
  Other accrued expenses....................................         38,968
                                                                 ----------
         Total current liabilities..........................         84,824
Other non-current liabilities...............................        311,660
Stockholders' equity........................................      3,435,553
                                                                 ----------
         Total liabilities and stockholders' equity.........     $3,832,037
                                                                 ==========

                                                     NINE MONTHS         YEARS ENDED JUNE 30,
                                                        ENDED        -----------------------------
                                                    MARCH 31, 1999     1998       1997      1996
                                                    --------------   --------   --------   -------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
UNIPHASE SUMMARY HISTORICAL STATEMENT OF
  OPERATIONS DATA:
Net sales.........................................    $ 195,694      $185,215   $113,214   $73,701
Cost of sales.....................................       98,707        96,130     60,001    38,287
                                                      ---------      --------   --------   -------
  Gross profit....................................       96,987        89,085     53,213    35,414
Operating expenses:
  Research and development........................       18,774        14,857      9,861     6,445
  Selling, general, and administrative............       24,539        45,280     25,617    18,597
  Amortization of purchased intangibles...........       11,807           201        206        43
  Acquired in-process research and development....           --        40,268     33,314     4,480
  Merger and other costs..........................        6,759            --         --        --
                                                      ---------      --------   --------   -------
Total operating expenses..........................       61,879       100,606     68,998    29,565
                                                      ---------      --------   --------   -------
Income (loss) from operations.....................       35,108       (11,521)   (15,785)    5,849
Interest and other income, net....................        2,648         3,251      3,430     1,399
                                                      ---------      --------   --------   -------
  Income (loss) before income taxes...............       37,756        (8,270)   (12,355)    7,248
Income tax expense................................       14,437        11,360      5,432     4,036
                                                      ---------      --------   --------   -------
Net income (loss).................................    $  23,319      $(19,630)  $(17,787)  $ 3,212
                                                      =========      ========   ========   =======
Basic earnings (loss) per share...................    $    0.29      $  (0.28)  $  (0.26)  $  0.06
                                                      =========      ========   ========   =======
Dilutive earnings (loss) per share................    $    0.27      $  (0.28)  $  (0.26)  $  0.06
                                                      =========      ========   ========   =======
  Average number of shares outstanding............       79,112        70,902     67,382    51,116
                                                      =========      ========   ========   =======
  Average number of shares outstanding assuming
    dilution......................................       85,318        70,902     67,382    55,824
                                                      =========      ========   ========   =======

                                                                    JUNE 30,
                                                              --------------------
                                                                1998        1997
                                                              --------    --------
                                                                 (IN THOUSANDS)
UNIPHASE SUMMARY HISTORICAL BALANCE SHEET DATA:
ASSETS
Currents assets:
  Cash and cash equivalents.................................  $ 40,525    $ 29,727
  Short-term investments....................................    54,831      52,009
  Accounts receivable.......................................    41,922      21,763
  Inventories...............................................    22,137      19,296
  Other current assets......................................     9,180      13,544
                                                              --------    --------
    Total current assets....................................   168,595     136,339
Property, plant and equipment, net..........................    57,191      31,701
Identified intangibles, including goodwill..................   102,979      10,969
Other assets................................................     4,106       1,644
                                                              --------    --------
    Total assets............................................  $332,871    $180,653
                                                              ========    ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of notes payable..........................  $     --    $  6,061
  Accounts payable..........................................    15,784       5,267
  Other accrued expenses....................................    31,383      14,814
                                                              --------    --------
    Total current liabilities...............................    47,167      26,142
Other non-current liabilities...............................     5,666       2,478
Stockholders' equity........................................   280,038     152,033
                                                              --------    --------
    Total liabilities and stockholders' equity..............  $332,871    $180,653
                                                              ========    ========

                                  OUR BUSINESS

GENERAL

     JDS Uniphase is the leading provider of advanced fiberoptic components and modules. These products are sold to leading telecommunications and cable television system providers worldwide, which are commonly referred to as OEMs and include Alcatel, Ciena, General Instrument, Lucent, Nortel, Pirelli, Scientific Atlanta, Siemens and Tyco. Our components and modules are basic building blocks for fiberoptic networks and perform both optical-only (passive) and optoelectronic (active) functions within these networks. Our products include semiconductor lasers, high-speed external modulators, transmitters, amplifiers, couplers, multiplexers, circulators, tunable filters, optical switches and isolators for fiberoptic applications. We also supply our OEM customers with test instruments for both system production applications and network installation. In addition, we design, manufacture and market laser subsystems for a broad range of commercial applications, which include biotechnology, industrial process control and measurement, graphics and printing and semiconductor equipment manufactured by our customers.

     Uniphase and JDS FITEL combined their operations effective on June 30, 1999 in a merger of equals. This merger brought together Uniphase's leadership position and technical expertise in active optoelectronic components with the product and technical leadership of JDS FITEL in passive optical components. Through this merger, we intend to become a "one stop shop" for all of our customers' fiberoptic network component and module needs. In addition, we believe this merger will provide many technical and product synergies through a combination of our active and passive component expertise. Given the interdependence of these components in a network, the ability to optimize the design of active and passive components to better interact within the network is significant. The combination of the JDS FITEL and Uniphase technologies is also intended to enable us to reduce design times and better respond to the increasingly faster time-to-market demands of our common customer base. The combined passive and active capability improves our ability to produce more integrated solutions in the form of modules for our customers.

INDUSTRY BACKGROUND

     Businesses and consumers are increasingly accessing public telecommunications networks to communicate, collect and distribute information. The explosive growth of the Internet, coupled with the increasing volume of data and video traffic across corporate and public internets and intranets has fueled the continuing and growing demand for more network capacity in both long-haul telecommunications and cable television networks. Given the inherently faster speed of light signals in fiberoptic networks and their immunity from electromagnetic interference, fiberoptic systems are replacing existing copper wire networks for long-haul (in excess of 600 kilometers) telecommunications networks. Cable television networks are also shifting to fiberoptic solutions for the distribution of signals from the central cable broadcast station to the local cable distribution hubs. Today, fiberoptic cable is the primary medium for long-haul telecommunications and cable television networks and is making inroads to replace copper in the shorter distance metropolitan, or metro, markets that serve larger metropolitan and other public networks with transmission distances of less than 100 kilometers. By the end of 1998, over 44 million kilometers of fiber was installed throughout the world, and Kessler Marketing Intelligence estimates that this figure will grow to 67 million kilometers by the year 2001.

     Demands for increased capacity in fiberoptic networks have led to a proliferation of an advanced method of transmitting multiple signals at slightly different wavelengths through a single fiber to achieve efficient use of fiber capacity. This technique, which is referred to as wavelength division multiplexing, or WDM, requires separate source lasers emitting slightly different wavelengths for each signal or "channel" and more complex modulators and optical amplifiers to control and amplify the signal in the network. WDM systems, which were designed for eight separate wavelengths or channels in 1996, are currently being developed to carry as many as 128 separate channels with 0.4 of a nanometer in wavelength differentiation between channels. This increasing complexity of WDM systems has contributed to the need for OEM system suppliers to rely on third party, merchant suppliers, to supply higher performance, more integrated combinations of active and passive components.

     A typical WDM system consists of a large number of interdependent active optoelectronic and passive optical components. An active component is a device that has both optical and electronic properties and is different from a passive component, which performs its functions only in the optical domain. Generally, active components provide the source and amplification power and modulation to fiberoptic networks, while passive components are used to mix, filter, adjust and stabilize the optical signals in advanced fiberoptic networks. As the performance of these networks increases to meet the significant demand for increased bandwidth and capacity, the interaction between passive and active components becomes vital to achieve increased speed, performance and reliability. These components are purchased by OEM system or subsystem providers, who in turn ultimately supply these systems to telecommunications carriers such as AT&T, MCI WorldCom and Sprint.

     The cable television markets are also participating in this rapid growth. Continued deployment and expansion of cable services, particularly two-way interactive service to the home, have created growing demand for more complex and higher capacity cable networks. Secondly, the significantly faster transmission speeds of cable television coaxial cables as compared to existing phone lines give the cable television Internet connection substantial speed advantages over traditional phone lines for home Internet services. This changing marketplace is characterized by alliances between traditional cable companies and telecommunications and Internet service providers, such as the acquisition of TCI by AT&T and AT&T's alliance with Excite@Home.

     The current demand for increased capacity in fiberoptic telecommunications and cable television networks has caused the complexity and performance requirements of newly deployed fiberoptic networks to substantially increase and the product life cycles for these network systems to decrease. OEM system suppliers are under pressure from their customers to provide higher capacity and more complex systems in shorter time periods. These same pressures apply at all levels of their system products, including the component and module levels. These increasing performance requirements and associated development costs are making it more difficult for many OEM suppliers to compete effectively by vertically integrating their own components and modules. The growing complexity of these network systems also results in a substantial increase in the number of components that the OEM supplier must utilize to achieve desired system level performance. In lieu of seeking a different vendor for each of these components, OEM system suppliers are seeking fewer vendors for a greater variety of components. These OEM customers also seek more integrated module solutions, which combine a number of components as a single functional unit within the network architecture. In addition, a single vendor of multiple components or modules has the ability to design these products to interact more effectively and to optimize performance between them when installed in a single network system. Given these factors, there is an increasing trend by OEMs to reduce the level of their vertical integration at the component and module level and to focus on the overall system design and architecture of their products, which has historically been the primary means by which those OEM system suppliers have differentiated themselves from their competitors.

COMPANY STRATEGY

     Our goal is to maintain and expand our position as the premier merchant supplier of advanced components and modules to the rapidly growing telecommunications and cable television networking marketplace. The key elements of our business strategy are as follows:

     - Provide More Integrated and Broader Product Offerings to Our Customers. Through both internal development and the acquisition of key technologies and manufacturing capabilities developed by others, we seek to position ourselves as a "one-stop" source of an increasingly greater variety of components and more integrated modules, consisting of combinations of components, for our demanding customer base. Additionally, we believe that our customers continue to reduce the number of suppliers for components in their optical networks and that our ability to offer the broadest portfolio of active and passive components to these customers is a strategic advantage over competitive suppliers with more limited product offerings. Our customers also continue to seek an increase in the level of integration in the optoelectronic and optical products that they purchase from their suppliers. We believe that reductions in the number of suppliers and in the manufacturing steps required at the customer level enable these customers to better focus their time and resources on aspects of their business that leverage their core competencies and their competitive advantages over other system providers.

     - Capitalize on Passive and Active Leadership Positions. The combination of Uniphase and JDS FITEL enables the combined entity, JDS Uniphase, to extend the product offerings and technology leadership positions of Uniphase in active components and JDS FITEL in passive components and to provide the broadest line of these products to the rapidly growing telecommunications networking marketplace. Through a combination of these products and technologies, our strategy is to continue these leadership positions in the active and passive markets and leverage our core competencies in each market segment to improve performance in the other segment and optimize the critical interoperability between these two types of products.

     - Provide Cost-Effective, Demand-Driven, Faster Time-to-Market Solutions to Our Customers. We seek, through close relationships with our customers, to understand their needs at an early stage in their product development cycles and to design our products to meet these specific performance and time-to-market needs. We believe that our core competencies in both passive and active components will enable us to design our customer solutions more quickly and more effectively than competitors who do not have both capabilities. We focus on selling our components to customers at the design-in phase of a product, creating the potential for recurring sales throughout a product's life. Following design-in of our products, we shift our focus to obtaining manufacturing efficiencies, quality enhancements and cost reductions during the product life.

     - Maintain Technology Leadership and High Product Reliability. We consider our technological and product leadership and our existing relationships with key customers to be important competitive factors. We believe one of the barriers to entry in the long-haul, metro and submarine telecommunications markets is the life-test and quality control criteria established by Bellcore, one of the world's foremost commercial research and development organizations for communications applications. Our new product development often leverages our existing Bellcore test data, enabling us to use our significant library of life-test and quality control data to qualify new products more quickly than our competitors, who may have less available test data. Our research and development efforts continue to focus on the core technologies critical to our success in telecommunications, which include passive components, high-power pump lasers, new source lasers and optical modules featuring increased reliability that leads to reduced network costs.

     - Enhance Manufacturing Techniques and Increase Capacity. As market demand for higher unit volumes and lower costs for fiberoptic components and modules accelerates, we are seeking to improve and automate our manufacturing processes. These development efforts involve both enhancement and optimization of existing manufacturing techniques and development of new, more automated manufacturing solutions. We believe that our migration to automated manufacturing, if successful, will enable both the cost reductions and the higher volumes we are seeking. We further believe that such migration, if successful, will better position us to penetrate the emerging and potentially very large metro markets.

     - Seek Complementary Mergers and Acquisitions. The telecommunications industry is experiencing rapid consolidation and realignment due to globalization, deregulation and rapidly changing competitive technologies such as fiberoptics for cable television, wireless communications and the Internet. We have grown in part by acquiring or merging with telecommunications businesses and may continue to do so in the future. While we have no current commitments with respect to any future acquisitions, we frequently evaluate strategic opportunities and intend in the future to actively pursue acquisitions of additional products, technologies and businesses.

OUR TECHNOLOGY AND PRODUCTS

     The active optoelectronic components that we make perform three primary functions within fiberoptic networks. At the beginning of the network, a source laser powers the initial signal that will be transmitted over the network. These source lasers are characterized by their wavelength and power levels and operate at the 1550-nanometer wavelength range for general telecommunications networks and 1310-nanometer or 1550-nanometer for cable television telecommunications networks. Power, which is measured in milliwatts, generally determines the ability of the source laser to transmit over longer distances, with higher power source lasers enabling greater initial transmission distances. A single source laser is required for each channel in a wavelength division multiplexing, or WDM, system. The second key optoelectronic component is the modulator, which generally turns the source laser light on and off to encode and send the information throughout the network. Modulation can be achieved directly by turning the laser light source on and off and by external modulators that transmit or alternate a continuous source laser signal to achieve the same on and off effect. Lower performance, shorter distance network systems are better suited for direct modulation, while other systems are designed to utilize external modulators to encode the information signal. The third key active component is the pump laser, which is used in optical amplifiers within networks to regenerate the light signal that naturally suffers loss over distance within the network. The advent of the optical amplifier in the early 1990s has permitted the development of today's advanced fiberoptic networks by eliminating the need within those networks to convert attenuated optical signals back into the electrical domain to amplify these signals for continued transmission over distances now exceeding 600 kilometers.

     We also offer a broad range of the passive components that, in combination with our active products, allow our customers to satisfy all of their key component needs through one-stop shopping at a single supplier. The passive optical components that we manufacture and market perform a number of functions with respect to the optical signals in advanced fiberoptic telecommunications networks. We manufacture couplers, which are used to split and combine signals in an optical network. Another category of our passive products is optical switches, which are used to route and switch signals to different destinations within networks. We also make attenuators, which are used to adjust the power of the optical signal to be compatible with the optical receivers within a network system. Our isolator products are used to cause light signals in a network to propagate in one direction within a network but prevent that signal from returning in the opposite direction. We also make circulators, which are similar to isolators in causing light in a system to flow in only one direction, but are different in that circulators incorporate multiple ports and use these multiple ports to perform a routing function within the network.

     We are developing and manufacturing modules for telecommunications and cable television systems. Modules are assemblies of optical and optoelectronic components, sometimes also with a limited amount of electronics, in a single compact package. Our present module products include optical amplifiers that can boost and equalize multiple optical signals simultaneously and add-drop modules that selectively filter and combine optical signals of different wavelengths.

     In addition to selling our own components and modules, we manufacture test instruments and distribute complementary fiberoptic interconnect products that are manufactured by third parties. Our customers for these products include many of the world's leading telecommunications service providers, fiberoptic system manufacturers and fiberoptics-related research laboratories.

     We group our products into four operating segments: active products, passive products, transmission and test instrument products, and laser subsystems.

     ACTIVE PRODUCTS

     Our active products include components and modules that cause electrical signals within a network to create, modulate or amplify the original light signal, which enables fiberoptic systems to work. These products include source lasers for cable television and telecommunications, pump lasers, external modulators, wavelength stabilizing modules and integrated laser modulator assemblies. A brief description of our active products portfolio of components and modules is as follows:

     Source Lasers. We supply both 1550-nanometer and 1310-nanometer diode lasers as sources for telecommunications and cable television transmitters. These lasers are either continuous wave for use with external modulators or directly modulated. For long-haul WDM systems, lasers at up to 20 milliwatts of power are produced to operate at the many desired optical wavelengths and used in conjunction with 2.5 and 10 gigabit per second lithium niobate modulators. Directly modulated 2.5 gigabits per second lasers are used for short-reach fiberoptic systems. For cable television, higher power (60 milliwatts) 1550-nanometer continuous wave lasers are used for externally modulated trunk transmit-ters and directly modulated 1310-nanometer analog lasers are used for distribution transmitters.

     Amplifier Pump Lasers. We supply pump lasers that are used to provide power to optical amplifiers used in fiberoptic systems. Optical amplifiers each contain from one to six pump lasers depending on amplifier performance requirements. Two types of pump lasers are used, those that operate at 980-nanometer and those at 1480-nanometer. We produce both types of pump lasers. These pumps are used to energize the erbium-doped fiber that comprises the amplifier. Output power from the pump modules is in the range of 70 to 200 milliwatts. Optical amplifiers are commonly used in 1550-nanometer fiber systems that exceed 60 kilometers in length. The trend in deployment of WDM OC-48 (2.5 gigabits per second) of ever-rising channel counts is greatly increasing the number of pump lasers deployed. Pump lasers must be highly reliable and, in 1998, we began shipping the first 980-nanometer lasers meeting reliability standards for submarine deployment.

     External Modulators. We produce both of the two types of external modulators used in long-haul fiberoptic telecommunications systems. We provide lithium niobate external modulators used in conjunction with continuous wave lasers, and semiconductor electroabsorption modulators which are integrated on a chip with a diode laser. The use of external modulation enables very high channel count systems (systems with up to 128 channels are in development) and very long (1000 kilometers) propagation distances. Lithium niobate devices are widely used for highest performance WDM systems such as long-haul 2.5 gigabits per second, submarine and 10 gigabits per second terrestrial networks. We also provide lithium niobate devices for use in externally modulated cable television trunk transmitters.

     Wavelength Locker Modules. We produce wavelength locker modules that are used to stabilize the wavelength of lasers used in dense WDM transmission systems. These lockers ensure that, over the lifetime of the system, the wavelength of a source laser does not drift to interfere with an adjacent wavelength channel. The locker operates by filtering and detecting a small amount of the source-laser light and providing a stabilizing feedback signal to the laser.

     Data Communications Devices. The ever-increasing use of computer networks is fueling a growth in fiber data communications systems. Fiber offers advantages over copper-links that include longer distance transmission, higher data rates, ease of multiplexing, and immunity from electromagnetic interference. We offer custom packaged optical sources and detectors for a variety of fiber-based data communications applications including Gigabit Ethernet.

     PASSIVE PRODUCTS

     Passive products include components and modules that route and guide optical signals transmitted through a fiberoptic network. These products include isolators, couplers, gratings, circulators, optical switches, tunable filters, amplifier modules, add-drop multiplexer modules and switching modules. Our passive products also consist of the interconnect products that we distribute, which include fusion splicers, connectors and cable assemblies. A brief description of the passive products portfolio follows:

     Couplers, Filters, Isolators and Circulators. We supply WDM demultiplexers, access/bi-directional couplers, optical isolators and circulators. Many of these products are based on thin-film filters, microlenses and/or special optical materials. The WDM products are used to separate different wavelength channels generally at the receiver and have one output port for each system wavelength. Other couplers, isolators and circulators are used in multiple locations in the network to control and direct fiberoptic signals. We also produce tunable narrow-bandpass filters that are wavelength-tunable by voltage control.

     Amplifier Components and Modules. We manufacture the majority of the passive components used in fiber amplifiers, including the previously described isolators and couplers as well as WDM pump combiners, monitor tap couplers, and hybrid couplers. These are key to combining and routing the 980 or 1480-nanometer pump-wavelength light and the 1550-nanometer optical signals. In addition, we manufacture optical amplifier gain-block modules. These modules boost the 1550-nanometer WDM optical signals without reconversion to electrical and permit an optical signal to travel a greater distance between electronic terminals and regenerators.

     Switches and Attenuators. We also produce fixed and variable attenuators and switches. The attenuators are used to adjust the optical power level in multiple locations in a network, including at the receiver for performance optimization. Switches are being widely used for path protection, shared signal monitoring and bandwidth provisioning. Switches will also be key in future networks for other reconfigurability and cross-connect applications. We also supply custom design switching modules of sub-assemblies primarily for optical-path protection. The complexity of these switches varies and is determined in large part by the number of fiber paths that come in and out of the switch, and we offer switches with as many as 32 inbound and 32 outbound light paths.

     Fiber Bragg Grating. We manufacture fiber Bragg gratings to separate and filter multiple wavelengths of light propagating in the same fiber. These gratings are generally used in signal monitoring and gain flattening applications. Grating-based modules, which include both gratings and circulators, are used as add-drop multiplexers and for dispersion compensation.

     TRANSMISSION AND TEST INSTRUMENT PRODUCTS

     The transmission and test instrument products include transmitters, transceivers, test instruments for optical components and packaged optical devices for fiber-based data communications. These products generally involve a higher level of integrated components, electronics and modules and provide OEM customers added flexibility by enabling them to choose whether to purchase our products at the component level or the subassembly level. A brief description of the transmission and test instrument products portfolio follows:

     Cable Television Transmitters and Amplifiers. In cable television networks, we supply transmitters, which are modules combining a number of components that produce the optical signals flowing through the networks, and optical amplifiers. Principal cable television applications are externally modulated transmitters for trunk-line applications, directly modulated transmitters for the distribution portion of cable television networks, return-path lasers for interactive communications and transmitters providing both analog and digital signals to the recipient. Externally modulated transmitters operate at the preferred optical wavelength of 1550-nanometer and incorporate high power source lasers and modulators for the transmission of broadcast television signals over long distances. Directly modulated transmitters are typically deployed at the neighborhood node of the cable television network using either 1310-nanometer or a low-cost 1550-nanometer transmitter. Return path lasers allow cable operators to upgrade existing networks for two-way communications. Our transmitters are designed for use in broadband systems, are operational over bandwidths of up to 1 gigahertz and are compatible with hybrid fiber coax systems being deployed by certain telecommunications service providers for the transmission of voice data and video. Optical amplifiers supplied by us are used in the trunking (backbone) portion of cable television networks. These trunking lines are typically 50 - 60 kilometers in length and operate at 1550-nanometers. We also supply amplifiers that are deployed at the distribution portion of some cable television networks, particularly in international installations.

     Telecommunications Specialty Modules and Instruments. We provide a number of specialty products for multi-gigabit fiberoptics systems. In particular, we provide some of the transmit/receive instrumentation modules used to design and test such systems. We also provide a variety of variable-bit rate receivers and OC-48 transmit/receive products that operate over extended temperature ranges.

     Test Instruments. Test instruments are used for testing and measuring optical components. Many of the test instruments were originally developed for evaluating our own optical components during the design and production phases. An example of a test instrument is the series polarization meter, which performs high resolution measurement of polarization dependent loss (an important parameter for optical amplifier components used in undersea applications) in real time. This allows for dynamic fine-tuning of components during assembly. Other test instruments include return loss meters, broadband noise sources and swept wavelength test systems (certain of which allow for high speed optical spectral analysis of components such as dense WDM demultiplexers), controllable attenuators and programmable switches. Controllable attenuators include manually adjustable or programmable attenuators for laboratory and automated production testing. Network attenuators perform power management functions in WDM links. Programmable switches include matrix switches, which are used mainly in automated test stations for manufacturing or reliability testing. Switches are also key building blocks for network elements such as remote fiber testing systems and automated fiber patch panels.

     LASER SUBSYSTEMS PRODUCTS

     Our principal laser subsystem products consist of air-cooled argon gas laser subsystems, which generally emit blue or green light, Helium-Neon laser subsystems, which generally emit red or green light, and solid state lasers, which generally emit infrared, blue or green light. These systems consist of a combination of a laser head containing the lasing medium, power supply, cabling and packaging, including heat dissipation elements.

     Solid state lasers are smaller, use less power and are expected to be the primary laser technology in the future as compared to conventional gas lasers. Current applications for our solid state lasers include DNA sequencing, direct-to-plate printing, flow cytometry, particle counting, spectrometry and semiconductor wafer inspection. Sales of our argon gas lasers have increased in recent years primarily as a result of increased sales of such products for use in biotechnology and semiconductor applications. Use of Helium-Neon gas lasers has substantially declined, as most customers are now using semiconductor diode lasers to satisfy bar code scanning applications.

SALES AND MARKETING

     We market our telecommunications components to OEMs through our direct sales force in Ottawa, Canada; San Jose, California; Bloomfield, Connecticut; Chalfont, Pennsylvania; Melbourne, Florida; Switzerland; The Netherlands; Australia; and the United Kingdom. In addition, we sell our products through distributors and manufacturers' representatives in the United States, Europe, Asia, South America, the Middle East and Australia. Selected OEM customers for telecommunications components include:

Alcatel                GPT                   Pirelli
Ciena                  Hewlett-Packard       Scientific Atlanta
Corning                Lasertron             Siemens
Fujitsu                Lucent                Tyco
General Instrument     Nortel

     We market our laser subsystem products principally to OEMs through our own sales force in the United States, United Kingdom and Germany and through a worldwide network of representatives and distributors to service smaller domestic accounts, including those in the research and education markets.

CUSTOMER SUPPORT AND SERVICE

     We believe that a high level of customer support is necessary to successfully develop and maintain long term relationships with our OEM customers in our telecommunications and laser subsystems businesses. Each relationship begins at the design-in phase and is maintained as customer needs change and evolve. We provide direct service and support to our OEM customers through our offices in North America and Europe. In Japan, our laser subsystems distributor, Autex, assists in performing support and service functions.

RESEARCH AND DEVELOPMENT

     For the nine months ended March 31, 1999, and fiscal years 1998 and 1997, Uniphase incurred research and development expenditures of $18.8 million, $14.9 million and $9.9 million, respectively. During the nine month period ended February 28, 1999, and fiscal years 1998 and 1997, JDS FITEL incurred research and development expenses of Cdn $25.3 million, Cdn $17.4 million and Cdn $7.6 million, respectively.

     We are currently developing new and enhanced telecommunications components, modules and instruments and expanding our manufacturing capability for these products. Once the design of a product is complete, our engineering efforts shift to enhance both the performance of that product and our ability to manufacture it at higher volumes and at lower cost. In addition to our research and development efforts for our telecommunications products, we also are developing new laser subsystem products and performing on-going engineering as to both performance and manufacturability of our existing laser subsystem products. For the telecommunications marketplace, we continue to increase the power output of our pump lasers and the number of source lasers available for multi-channel applications and to develop several other optical switching technologies. Higher performance modulators and transmitters are under development, as are advanced multi-gigabit modulators. We continue to develop packaging technology for a number of our optoelectronic components so as to enable us to supply more integrated, packaged modules to our customer base.

MANUFACTURING

     We manufacture our optoelectronic telecommunications and cable television component and module products at a number of our facilities located in North America, Europe and Australia. Our passive products (other than interconnect products) are manufactured in Nepean, Ontario at our 362,000 square foot of owned facility and at approximately 255,000 square feet of various leased facilities. An additional 240,000 square feet of owned manufacturing and office space is under construction with occupancy estimated in December 1999.

     We manufacture pump lasers in Zurich, Switzerland, and source lasers for telecommunications, cable television and multimedia applications and 1480-nanometers pump lasers are manufactured in Eindhoven, The Netherlands. Our lithium-niobate modulators are manufactured in Bloomfield, Connecticut, and our electro-absorption modulators are manufactured in The Netherlands. Fiber Bragg gratings are manufactured in Sydney, Australia, and cable television transmitters and amplifiers are produced in Chalfont, Pennsylvania. Data communications products are manufactured at our facilities in Witney, United Kingdom. Instrumentation and telecommunications module products are manufactured in the Melbourne, Florida facility. Solid state laser subsystem products, argon laser subsystems, power supplies and grating-based modules are manufactured at our San Jose, California facility and certain solid state products and Helium-Neon lasers are manufactured at our Manteca, California facility. We have purchasing, materials management, assembly, final testing and quality assurance functions at each location for the products that are manufactured at that facility.

     The following table sets forth our various divisions and manufacturing locations and the products manufactured at each location:

        LOCATION                               PRODUCTS
        --------                               --------
Canada                    Isolators, couplers, circulators, optical
                          switches, tunable filters, optical amplifiers and
                          test instruments for telecommunications
Netherlands               Source lasers for telecommunications, cable
                          television and multimedia, semiconductor external
                          modulators, semiconductor optical amplifiers, pump
                          lasers for optical amplifiers
Connecticut               Lithium niobate external modulators, wavelength
                          stabilizing modules
Switzerland               Pump lasers for optical amplifiers
Pennsylvania              Cable television transmitters and amplifiers
Florida                   Test instruments, transmitters and transceivers
                          for telecommunications
Australia                 Fiber Bragg gratings
California                Grating-based network modules
United Kingdom            Laser packaging for data and telecommunications
Massachusetts             Components packaging

SOURCES AND AVAILABILITY OF RAW MATERIALS

     Our policy is to establish at least two sources of supply for materials whenever possible. In addition to the following, we have sole source supply arrangements, the loss or interruption of any of which could have an impact on our ability to deliver certain products on a timely basis.

     We have a sole source supply agreement for a critical material used in the manufacture of our passive products that is automatically renewed annually unless the agreement is terminated by either party on six months prior notice. We intend to maintain strategic inventory of the key raw material provided by this supplier and have enjoyed excellent relations with this supplier to date.

     In the third quarter of fiscal 1997, JDS FITEL entered into a contractual joint venture with Optical Coating Laboratory, Inc. (OCLI) to capitalize on the growing opportunities in the dense WDM business. OCLI is one of the world's largest independent optical thin film coating manufacturers. The contractual joint venture focuses on accelerating the development and volume supply of high performance WDM products. Under the terms of the joint venture, OCLI contributes its expertise to provide optical filters for certain WDM products and addresses the rapidly evolving need for leading edge applications. Optical filters are one of the key elements in certain WDM products. The contractual joint venture is structured as a series of exclusive supply and distribution contracts between the companies.

COMPETITION

     The industries in which we sell our products are highly competitive. Our overall competitive position depends upon a number of factors, including the price, performance and reliability of our products, the breadth of our product line, our level of customer service, the quality of our manufacturing processes, the compatibility of our products with existing telecommunications and cable television network architectures and our ability to participate in the growth of emerging technologies.

     In the telecommunications markets, we face competition from companies that have substantially greater financial, engineering, research, development, manufacturing, marketing, service and support resources, greater name recognition than us and long-standing customer relationships. With respect to source lasers and pump lasers for telecommunications applications, competitors include Fujitsu, Pirelli, Furukawa, Alcatel, Nortel, Corning, Lucent and SDL. With respect to external modulator products for cable television and telecommunications suppliers, competitors include Lucent, Fujitsu, the Integrated Optical Components division of SDL, and Sumitomo Cement Opto Electronics Group. With respect to 1310-nanometer and 1550-nanometer cable television transmitters, competitors include Harmonic Lightwaves and Ortel. Other cable television equipment suppliers may also enter this market. With respect to fiber-Bragg gratings and grating-based modules, competitors include Lucent, E-Tek and Corning. With respect to laser diode products for data communications and local telecommunications suppliers, our competitors include Oz Optics and SDL, as well as larger optoelectronic suppliers such as the AMP division of Tyco and Hewlett-Packard.

     The market in which our instruments are sold is dominated by many multi-national companies, such as Hewlett-Packard, Anritsu Wiltron, Ando and Wavetek Wandel & Goltermann. Market share of the instruments product area is generally fragmented among a number of large and small manufacturers. We have succeeded in penetrating niche market opportunities for fiberoptic instruments, often as a result of meeting immediate requirements for advanced measurement instruments to support demanding test requirements of the customer's optical components.

     Competition for interconnect products that we distribute but do not manufacture is market specific. The fusion splicer industry is comprised of companies such as Fujikura, Sumitomo Electric Industries, Furukawa, Siecor, Siemens and Ericsson. We compete against AMP, Siecor, 3M Company and Alcoa Fujikura, as well as numerous other smaller companies in the connectors and cable assemblies industry. Competitive suppliers of high performance polishing machines include Seiko Instruments USA and Buehler.

     In the laser subsystems market, we compete primarily with American Laser, Coherent, Ion Laser Technology, NEC, Omnichrome, Spectra-Physics, Toshiba, Carl Zeiss, Melles-Griot, Hitachi, Lightwave, Opto Power Corporation, SDL, Siemens and Sony.

PATENTS AND PROPRIETARY RIGHTS

     Intellectual property rights that apply to our various products include patents, trade secrets and trademarks. Because of the rapidly changing technology and a broad distribution of patents in the optoelectronics industry, our intention is not to rely primarily on intellectual property rights to protect or establish our market position. We do not intend to broadly license our intellectual property rights unless we can obtain adequate consideration or enter into acceptable patent cross-license agreements. We hold approximately 150 United States patents and corresponding foreign patents on technologies related to our products and processes. Our United States patents expire on dates ranging from 1999 to 2016.

EMPLOYEES

     At June 30, 1999, we had a total of approximately 6,100 full-time employees worldwide, including approximately 700 in research, development and engineering, approximately 180 in sales, marketing and service, approximately 4,900 in manufacturing, and approximately 320 in general management, administration and finance. We intend to hire additional personnel during the next 12 months in each of these areas. Our future success will depend in part on our ability to attract, train, retain and motivate highly qualified employees, who are in great demand. There can be no assurance that we will be successful in attracting and retaining such personnel. Except for our Netherlands and Germany operations, our employees are not represented by any collective bargaining organization. Most hourly and salaried employees in the Netherlands are represented by the Philips Collective Labor Agreement. We have never experienced a work stoppage, slowdown or strike. We consider our employee relations to be good.

                                   MANAGEMENT

DIRECTORS AND OFFICERS

     Listed below are the names and ages of each of our executive officers and directors. Our board of directors appoints executive officers. Our executive officers serve at the discretion of our board. All directors hold office until the annual meeting of our stockholders following their election or until their successors are duly elected and qualified.

                NAME                  AGE                 POSITION
                ----                  ---                 --------
Kevin N. Kalkhoven..................  54    Co-Chairman and Chief Executive
                                            Officer
Jozef Straus, Ph.D..................  52    Co-Chairman, President and Chief
                                            Operating Officer
Anthony R. Muller...................  56    Senior Vice President, Chief
                                            Financial Officer and Secretary
M. Zita Cobb........................  40    Senior Vice President, Strategy and
                                            Integration
Dan E. Pettit.......................  52    Senior Vice President
Michael C. Phillips.................  48    General Counsel/Senior Vice
                                            President, Business Development
Frederick L. Leonberger, Ph.D. .....  51    Senior Vice President/Chief
                                            Technical Officer
Leo Lefebvre........................  42    Vice President, Operations Finance
Joseph Ip...........................  41    Senior Vice President, Product
                                            Strategy
Bruce D. Day........................  43    Director
Robert E. Enos......................  60    Director
Peter A. Guglielmi..................  55    Director
Martin A. Kaplan....................  61    Director
John A. MacNaughton.................  54    Director
Wilson Sibbett, Ph.D................  51    Director
William J. Sinclair.................  45    Director
Casimir S. Skrzypczak...............  58    Director

     Set forth below is certain information relating to our officers and directors.

     Mr. Kalkhoven has been President and Chief Executive Officer of Uniphase since January 1992, a member of the Board of Directors since February 1992, and Chairman of the our Board of Directors since April 1994. Subsequent to the JDS FITEL combination, Mr. Kalkhoven retained his title as Chief Executive Officer and became Co-Chairman of our Board of Directors.

     Dr. Straus co-founded JDS FITEL in 1981 and served as its Chief Executive Officer and President from September 1993 until July 6, 1999. Dr. Straus served on the JDS FITEL Board of Directors from 1981 and held various positions with JDS FITEL, including Vice-President, Sales and Marketing from 1990 to 1993. Prior to 1981, Dr. Straus held various research and management positions related to fiberoptic technology at Bell-Northern Research Ltd. and Northern Telecom Limited.

     Mr. Muller was appointed Senior Vice President, Chief Financial Officer and Secretary of Uniphase in January 1998. From September 1984 to January 1998, when he joined Uniphase, Mr. Muller was a member of the Uniphase Board of Directors. From September 1996 to January 1998, he was Senior Vice President and Chief Financial

Officer of Micro Focus Group Plc, a supplier of software tools. From November 1990 to September 1996, Mr. Muller served as Senior Vice President of Operations and Administration and Chief Financial Officer of Centigram Communications Corporation, a supplier of telecommunications systems.

     Ms. Cobb was a director of JDS FITEL as well as its Chief Financial Officer from February 1996 until July 6, 1999. Ms. Cobb held various positions since joining JDS FITEL as Controller in 1989. Prior to joining JDS FITEL, Ms. Cobb held various finance-related positions with Fleet Technology Ltd., Arctec, Inc., Shell Canada Resources Ltd. and Texaco Canada Resources Ltd.

     Mr. Pettit became President of Uniphase Europe and has been Senior Vice President, Business Planning and Development of Uniphase since January 1998. Mr. Pettit joined Uniphase as Corporate Controller in March 1986 and shortly thereafter was appointed Vice President and Chief Financial Officer. Prior to joining Uniphase, Mr. Pettit held group controller and division controller positions at Burroughs Corporation, where he was employed from 1983 to 1986.

     Mr. Phillips joined Uniphase as Senior Vice President, Business Development and General Counsel in August 1998. Mr. Phillips is also a partner at Morrison & Foerster LLP, a large international law firm, which serves as Uniphase's outside counsel. At Morrison & Foerster LLP and prior to joining Uniphase in August 1998 as an officer and employee, Mr. Phillips was primarily responsible for legal matters for each of Uniphase's prior security offerings and acquisitions.

     Dr. Leonberger has been Uniphase Chief Technology Officer since April 1997 and is a Senior Vice President. He was co-founder and general manager of UTP, and joined Uniphase upon its acquisition of UTP in May, 1995. Dr. Leonberger has been active in the optoelectronics field for over 20 years and has held a variety of staff and management positions at MIT Lincoln Laboratory, United Technologies Research Center, UTP and Uniphase.

     Mr. Lefebvre joined JDS FITEL in January 1998 as Vice President, Finance. Prior to joining JDS FITEL, Mr. Lefebvre held various senior finance related positions with Newbridge Networks Corporation, a manufacturer of telecommunication equipment and SHL Systemhouse Inc., a multi national systems integration and outsourcing services company.

     Mr. Ip joined JDS FITEL in 1990 and since that time held various research, development and product line management roles. Most recently he held the position of Senior Vice President at Optical Networking Products and Technologies. Prior to 1990, Mr. Ip held various research and development positions related to fiberoptic technology at Bell-Northern Research Ltd and Northern Telecom Limited.

     Mr. Day was a member of the JDS FITEL Board of Directors from 1996 until July 6, 1999. Since 1991, Mr. Day has been employed by Rogers Communications, Inc., where he is currently the Vice President, Corporate Development and is principally involved in mergers, acquisitions, divestitures and taxation for Rogers Communications Inc. and its subsidiaries.

     Mr. Enos has been a member of the JDS FITEL Board of Directors from 1996 until July 6, 1999. Mr. Enos was the Vice President, Product Line Management, Cable Group and the Vice President, Transmission Network Division of Northern Telecom Limited from 1992 to 1994 and from 1989 to 1992, respectively. Mr. Enos retired from Northern Telecom Limited in 1994.

     Mr. Guglielmi has been a member of our Board of Directors since May 1998. Mr. Guglielmi is Executive Vice President and Chief Financial Officer of Tellabs, Inc., and has served as its Chief Financial Officer since 1988. From 1993 to 1997, he was also President of Tellabs International, Inc. Prior to joining Tellabs, Mr. Guglielmi was Vice President of Finance and Treasurer of Paradyne Corporation for five years. Mr. Guglielmi serves on several boards of directors, including Tellabs, Inc. and Cherry Corporation.

     Mr. Kaplan has been a member of our Board of Directors since November 1997. Mr. Kaplan is Executive Vice President of Pacific Telesis and is responsible for coordinating integration plans following the merger of SBC Communications, Inc. and Pacific Telesis Group. In addition, he is responsible for the integration of Southern New England Telephone Company and for the merger with Ameritech. From 1995 to 1997, Mr. Kaplan was Executive Vice President of Pacific Bell and President of the Network Services Group. From 1993 to 1995, he was Chief Technology, Quality and Re-Engineering Officer for Pacific Bell. Mr. Kaplan also is a director of Conductus.

     Mr. MacNaughton joined our Board of Directors effective July 6, 1999. Mr. MacNaughton has been appointed President and Chief Executive Officer of the Canada Pension Plan Investment Board and is to begin working in that position on Sept. 7, 1999. Mr. MacNaughton was President of Nesbitt Burns Inc. and its predecessor company from September 1994 until his retirement on March 31, 1999. From December 1990 to September 1994, when it was acquired by a subsidiary of a Canadian chartered bank and merged with Nesbitt Thomson Inc., he was President and Chief Executive Officer of Burns Fry Limited. Nesbitt Burns Inc. lead managed the initial public offering of JDS FITEL in March 1996.

     Professor Sibbett has been a member of the Uniphase Board of Directors since February 1995. Since 1994, he has been Director of Research for the School of Physics and Astronomy at the University of St. Andrews, Scotland and since 1985, has been the head of such school. Professor Sibbett has been a member of the Engineering and Physical Sciences Research Council ("EPSRC") of the U.K. Department of Trade and Industry since 1986 and served as chairman of the EPSRC Laser Committee from 1992 to 1994.

     Mr. Sinclair co-founded JDS FITEL in 1981, was President of JDS FITEL from 1982 until 1993 and has served as a director of JDS FITEL since 1981. Mr. Sinclair is currently Director, Research and Development, Fluorosense Inc. and has held this position since 1995. Mr. Sinclair was an independent consultant in the area of optics from 1993 to 1995. Prior to 1981, Mr. Sinclair was a member of the Technical Staff at Bell-Northern Research Ltd. specializing in fiberoptic technology.

     Mr. Skrzypczak has been a member of the Uniphase Board of Directors since July 1997. He has been Corporate Vice President and Group President of Professional Services of Bellcore since March 1997. Earlier, Mr. Skrzypczak was President, NYNEX Science & Technology and Vice President, Network & Technology Planning for NYNEX. Mr. Skrzypczak has served as a trustee of Polytechnic University since 1987 and is chairman of its Education Committee.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The table below sets forth information with respect to the beneficial ownership of our common stock as of June 30, 1999 and as adjusted to reflect the merger of Uniphase and JDS FITEL and the sale of the shares offered hereby by each of the following:

     - each person who is known by us to beneficially own 5% or more of our common stock,

     - each of our directors,

     - each of our executive officers,

     - all directors and executive officers as a group,

     - each selling stockholder under this prospectus owning more than 1% of our common stock, and

     - other selling stockholders under this prospectus each owning less than 1% of our common stock.

     As of June 30, 1999, 88,388,480 shares of our common stock were outstanding, giving effect to the merger of Uniphase and JDS FITEL and the stock dividend of one share of our common stock for each outstanding share of our common stock effective July 23, 1999. As of June 30, 1999, 72,534,038 exchangeable shares of JDS Uniphase Canada Ltd. were outstanding, giving effect to the merger of Uniphase and JDS FITEL and the stock split of two exchangeable shares for each exchangeable share outstanding effective July 23, 1999. Unless otherwise indicated, the address of each person named in the table below is JDS Uniphase Corporation, 163 Baypointe Parkway, San Jose, California 95134. The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission governing the determination of beneficial ownership of securities. Under the rules of the Commission, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. The information set forth in the following table (1) assumes that the over-allotment option of the underwriters has not been exercised and (2) excludes any shares purchased in the offering by this prospectus in the concurrent offering of Exchangeable Shares by the respective beneficial owner.

                                                      NUMBER OF SHARES                         NUMBER OF SHARES
                                                     BENEFICIALLY OWNED       NUMBER OF       BENEFICIALLY OWNED
                                                     BEFORE THE OFFERING     SHARES TO BE     AFTER THE OFFERING
                                                   -----------------------   SOLD IN THE    -----------------------
                      NAME                           NUMBER     PERCENTAGE     OFFERING       NUMBER     PERCENTAGE
                      ----                         ----------   ----------   ------------   ----------   ----------
5% STOCKHOLDERS
FEJ Holding Inc.(1)..............................  32,913,020      27.1%             --     32,913,020      25.6%
  9902 -- 49th Street
  P.O. Box 939
  Yellowknife, NWT, Canada
FEJ Sales Inc.(1)................................   5,085,500       5.4%             --      5,085,500       5.1%
  9902 -- 49th Street
  P.O. Box 939
  Yellowknife, NWT, Canada
Philips Electronics B.V. ........................   5,709,634       6.5%             --      5,709,634       6.0%
  Groenevousdseweg 1
  5621 BA Eindhoven
  The Netherlands
American Express(2)..............................   8,238,726       9.3%             --      8,238,726       8.6%
  American Express Tower
  200 Vesey Street
  New York, NY 10285
EXECUTIVE OFFICERS AND DIRECTORS
    Kevin N. Kalkhoven(3)........................   2,151,286       2.4%        300,000      1,851,286       1.9%
    Jozef Straus, Ph.D.(4).......................     978,176       1.1%        300,000        678,176         *
    Anthony R. Muller(5).........................     425,424         *         130,000        295,424         *
    M. Zita Cobb(6)..............................     189,728         *         188,000          1,728         *
    Dan E. Pettit(7).............................     763,134         *         190,000        573,134         *
    Michael C. Phillips(8).......................     100,350         *              --        100,350         *
    Frederick L. Leonberger(9)...................     386,308         *         110,000        276,308         *
    Leo Lefebvre(10).............................      26,620                    26,000            620         *
    Joseph Ip(11)................................     159,088                   105,692         53,396         *
    Bruce D. Day(12).............................      75,382         *           8,000         67,382         *
    Robert E. Enos(13)...........................      50,752         *              --         50,752         *
    Peter A. Guglielmi(14).......................      39,554         *          12,000         27,554         *
    Martin A. Kaplan(15).........................      61,666         *          15,000         46,666         *
    John A. MacNaughton(16)......................       6,290         *              --          6,290         *
    Wilson Sibbett, Ph.D.(17)....................      83,750         *              --         83,750         *
    William J. Sinclair(18)......................     994,526       1.1%             --        994,526       1.0%
    Casimir S. Skrzypczak(19)....................      70,554         *          15,000         55,554         *
All directors and executive officers as a group
  (17 persons)(20)...............................   6,562,588       6.9%      1,399,692      5,162,280       5.1%
OTHER SELLING STOCKHOLDERS
17 other selling stockholders under this
prospectus and the prospectus relating to the
concurrent offering of Exchangeable Shares, each
of whom beneficially owns less than 1% of the
outstanding common stock (including shares of
common stock issuable upon exchange of the
72,534,038 outstanding Exchangeable Shares) prior
to the offering..................................
    Kerry DeHority(21)...........................      81,166         *          26,000         55,166         *
    John Scott(22)...............................     311,058         *          80,000        231,058         *
    Bruce Worster(23)............................     196,848         *          48,000        148,848         *
    Lindsay Austin(24)...........................     151,760         *          40,000        111,760         *
    Paul Suchoski(25)............................     150,316         *          47,400        102,916         *
    Eitan Gertel(26).............................     166,338         *          56,000        110,338         *
    Russ Johnson(27).............................      79,304         *          62,000         17,304         *
    Volker Graf(28)..............................     160,000         *          76,000         84,000         *
    Tim Greaves(29)..............................      50,992         *          23,400         27,592         *
    David Mackenzie(30)..........................      97,836         *          44,000         53,836         *

                                                      NUMBER OF SHARES                         NUMBER OF SHARES
                                                     BENEFICIALLY OWNED       NUMBER OF       BENEFICIALLY OWNED
                                                     BEFORE THE OFFERING     SHARES TO BE     AFTER THE OFFERING
                                                   -----------------------   SOLD IN THE    -----------------------
                      NAME                           NUMBER     PERCENTAGE     OFFERING       NUMBER     PERCENTAGE
                      ----                         ----------   ----------   ------------   ----------   ----------
    Gary Duck(31)................................     801,268         *         300,000        501,268         *
    Winfried Horsthuis(32).......................      44,952         *          44,800            152         *
    Yves Tremblay(33)............................     113,394         *          18,000         95,394         *
    Brian Kawasaki(34)...........................     117,080         *          50,000         67,080         *
    David King(35)...............................      26,444         *          18,000          8,444         *
    Jozef Finak(36)..............................      90,222         *          70,000         20,222         *
    Koichi Abe(37)...............................     119,650         *          23,800         95,850         *

---------------
  *  Less than 1%

 (1) All shares are issuable upon exchange of the exchangeable shares of JDS Uniphase Canada Ltd.

 (2) As reported in a Schedule 13G filed on April 8, 1999, includes 2,595,526 shares as to which American Express Company has shared voting power and 8,238,726 shares as to which it has dispositive power.

 (3) Includes 2,026,880 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 1999.

 (4) Includes 257,512 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 1999 and 720,664 shares issuable upon exchange of the Exchangeable Shares (486,510 shares of which are held by the Adarsan Trust #1, and 234,154 shares of which are held by the Adarsan Trust #2, in each of which Mr. Straus has a beneficial interest) of JDS Uniphase Canada Ltd. and the number of shares sold in the offering includes 50,000 Exchangeable Shares.

 (5) Includes 237,750 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 1999, and 9,520 shares held by Mr. Muller's daughter.

 (6) Includes 189,728 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 1999.

 (7) Includes 657,254 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 1999 and 43,980 shares held by Kelly
     A. Pettit, Mr. Pettit's spouse.

 (8) Includes 100,000 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 1999.

 (9) Includes 373,216 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 1999, and 400 shares held by Katharine Leonberger and 400 shares held by Gregory Leonberger, Mr. Leonberger's daughter and son, respectively.

(10) Includes 26,620 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 1999.

(11) Includes 159,088 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 1999.

(12) Includes 72,332 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 1999 and 3,050 shares issuable upon exchange of the Exchangeable Shares of JDS Uniphase Canada Ltd. which are held by Willowhill Limited in which Mr. Day has a beneficial interest.

(13) Includes 47,702 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 1999 and 3,050 shares issuable upon exchange of the Exchangeable Shares of JDS Uniphase Canada Ltd.

(14) Includes 35,554 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 1999.

(15) Includes 61,666 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 1999.

(16) Includes 2,222 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 1999 and 4,068 shares issuable upon exchange of Exchangeable Shares of JDS Uniphase Canada Ltd. which are held by Leapfrog Capital Corporation in which Mr. McNaughton has a beneficial interest.

(17) Includes 83,750 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 1999.

(18) Includes 64,262 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 1999 and 930,264 shares issuable upon exchange of the Exchangeable Shares of JDS Uniphase Canada Ltd. which are held by The Devon Trust in which Mr. Sinclair has a beneficial interest.

(19) Includes 70,554 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 1999.

(20) Includes 5,466,090 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 1999, before the offering, 1,658,046 shares issuable upon exchange of the Exchangeable Shares of JDS Uniphase Canada Ltd. and, after offering, 1,608,046 shares issuable upon exchange of the Exchangeable Shares of JDS Uniphase Canada Ltd.

(21) Includes 80,000 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 1999.

(22) Includes 215,958 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 1999.

(23) Includes 120,002 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 1999.

(24) Includes 83,302 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 1999.

(25) Includes 150,312 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 1999.

(26) Includes 164,264 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 1999.

(27) Includes 78,124 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 1999.

(28) Includes 160,000 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 1999.

(29) Includes 38,000 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 1999.

(30) Includes 97,500 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 1999.

(31) Includes 189,280 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 1999 and 602,836 shares issuable upon exchange of the Exchangeable Shares of JDS Uniphase Canada Ltd. The number of shares sold in the offering includes 150,000 Exchangeable Shares of JDS Uniphase Canada Ltd.

(32) Includes 44,952 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 1999.

(33) Includes 26,444 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 1999 and 44,218 shares issuable upon exchange of the Exchangeable Shares of JDS Uniphase Canada Ltd. The number of shares sold in the offering includes 4,000 Exchangeable Shares of JDS Uniphase Canada Ltd.

(34) Includes 95,722 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 1999 and 21,358 shares issuable upon exchange of Exchangeable Shares of JDS Uniphase Canada Ltd.

(35) Includes 26,444 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 1999.

(36) Includes 85,646 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 1999 and 4,576 shares issuable upon exchange of Exchangeable Shares of JDS Uniphase Canada Ltd.

(37) Includes 77,804 shares subject to stock options currently exercisable or exercisable within 60 days of June 30, 1994 and 41,846 shares issuable upon exchange of the Exchangeable Shares of JDS Uniphase Canada Ltd. The number of shares to be sold in the offering include 7,400 Exchangeable Shares of JDS Uniphase Canada Ltd.

                                  UNDERWRITING

     We are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC and Deutsche Bank Securities Inc. are the representatives of the underwriters for our offering of the common stock (the "U.S. Representatives"). Concurrently with the offer and sale of shares of our common stock described in this prospectus, our subsidiary JDS Uniphase Canada Ltd. is offering Exchangeable Shares for sale outside the United States. We have entered into a firm commitment underwriting agreement (the "U.S. Underwriting Agreement") with the U.S. Representatives for our offering of the common stock. JDS Uniphase Canada Ltd. has entered into a separate purchase agreement for the offering of the Exchangeable Shares. Subject to the terms and conditions of the U.S. Underwriting Agreement, we have agreed to sell to the underwriters of our common stock offering, and these underwriters have each agreed to purchase the number of shares of common stock listed next to its name in the following table:

                                                              NUMBER OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Banc of America Securities LLC..............................  2,543,750
Deutsche Bank Securities Inc................................  2,543,750
CIBC World Markets Corp.....................................  1,110,000
Credit Suisse First Boston..................................    763,125
SoundView Technology Group, Inc.............................    763,125
Thomas Weisel Partners LLC..................................    763,125
Warburg Dillon Read LLC.....................................    763,125
                                                              ---------
          Total.............................................  9,250,000
                                                              =========

     The underwriters of our common stock offering initially will offer shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow some dealers a concession of not more than $1.65 per share. The underwriters also may allow, and any dealers may reallow, a concession of not more than $0.10 per share to some other dealers. If all the shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. The concurrent offering of the Exchangeable Shares will be on the same economic terms as the offering of our common stock, except that sales of Exchangeable Shares will be made in Canadian dollars. The common stock is offered subject to a number of conditions, including:

     - receipt and acceptance of our common stock by the underwriters, and

     - the right to reject orders in whole or in part.

     The underwriters have an option to purchase from us up to an additional 1,387,500 shares of common stock. These additional shares would cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming no exercise and full exercise of the underwriters' option to purchase additional shares.

                                               PAID BY US
                                      ----------------------------
                                      NO EXERCISE    FULL EXERCISE
                                      -----------    -------------
Per Share...........................  $      2.89     $      2.89
Total...............................  $20,342,339      24,354,816

                                           PAID BY THE SELLING
                                               STOCKHOLDERS
                                       ----------------------------
                                       NO EXERCISE    FULL EXERCISE
                                       -----------    -------------
Per Share............................  $     2.89               --
Total................................  $6,407,504               --

     Our executive officers, directors and stockholders holding a total of approximately 48.5 million shares of our common stock, including shares convertible into or exchangeable for common stock, have entered into lock-up agreements with the underwriters. Under those agreements, those holders of stock, options and warrants may not dispose of or hedge any of common stock or securities convertible into or exchangeable for shares of common stock unless permitted to do so by Banc of America Securities LLC, Deutsche Bank Securities Inc. and CIBC World Markets Inc. These restrictions will be in effect for a period of 90 days after the date of this prospectus. At any time and without notice, Banc of America Securities LLC, Deutsche Bank Securities Inc. and CIBC World Markets Inc. may, in their sole discretion, release all or some of the securities from these lock-up agreements. We have also agreed not to issue, offer, sell, grant options to purchase or otherwise dispose of shares of our common stock or securities convertible into or exchangeable for shares of our common stock, except for shares we issue in connection with acquisitions and for grants and exercises of stock options, subject to any remaining period of the 90 day restriction.

     We and the selling stockholders will indemnify the underwriters against liabilities, including liabilities under the Securities Act. If we and the selling stockholders are unable to provide this indemnification, they will contribute to payments the underwriters may be required to make in respect of those liabilities.

     In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market intended to stabilize, maintain or otherwise affect the price of the common stock. These transactions may include:

     - short sales,

     - stabilizing transactions,

     - purchases to cover positions created by short sales,

     - over-allotment, and

     - syndicate covering transactions.

     Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

     As a result of these activities, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter-market or otherwise.

     The underwriters also may impose a penalty bid. This means that if the representatives purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

     The underwriters do not expect sales to discretionary accounts to exceed 5% of the total number of shares of common stock offered by this prospectus.

     We will pay the expenses of the offering on behalf of the selling stockholders, excluding underwriting discounts and commissions. The expenses of the offering are estimated to be approximately $1,000,000.

     Thomas Weisel Partners LLC, one of the underwriters, was organized and registered as a broker-dealer in December 1998. Thomas Weisel Partners LLC has been named as a lead or co-manager on 42 filed public offerings of equity securities, of which 24 have been completed, and has acted as a syndicate member in an additional 19 public offerings of equity securities. Thomas Weisel Partners LLC does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us under the underwriting agreement entered into in connection with this offering.

                                 LEGAL OPINIONS

     The validity of the issuance of the shares of common stock offered pursuant to this prospectus will be passed upon for JDS Uniphase by Morrison & Foerster LLP, Palo Alto, California, and certain matters will be passed upon for the Underwriters by Cooley Godward LLP, Palo Alto, California. Michael C. Phillips, a partner with Morrison & Foerster LLP, our counsel, also serves as a Senior Vice President and General Counsel of JDS Uniphase.

                                    EXPERTS

     The consolidated financial statements of Uniphase Corporation appearing in Uniphase Corporation's Current Report on Form 8-K/A dated April 28, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The financial statements of Philips Optoelectronics, a Division of Koninklijke Philips Electronics N.V. included in its Amendment No. 2 to the Current Report on Form 8-K/A dated August 25, 1998, have been audited by Ernst & Young Accountants, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of JDS FITEL Inc. appearing in Uniphase Corporation's definitive proxy statement on Form 14-A dated June 2, 1999, have been audited by PricewaterhouseCoopers LLP, Chartered Accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                      WHERE YOU MAY FIND MORE INFORMATION

     JDS Uniphase is subject to the informational requirements of the Securities Exchange Act of 1934, and accordingly JDS Uniphase files reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information filed can be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the following regional offices of the
Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site (http://www.sec.gov) containing reports, proxy and information statements and other information of registrants, including us, that file electronically with the Commission. In addition, our common stock is listed on the Nasdaq National Market and similar information concerning JDS Uniphase can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

     We have filed with the Commission a registration statement on Form S-3 (of which this prospectus is a part) under the Securities Act of 1933, with respect to the shares offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding us and the shares offered by this prospectus, reference is hereby made to the registration statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

     No person has been authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus in connection with the offer described in this prospectus and, if given or made, such information and representations must not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any sale made under this prospectus shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus or since the date of any documents incorporated into this prospectus by reference. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates, or an offer or solicitation in any state to any person to whom it is unlawful to make such offer in such state.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The documents listed below have been filed by JDS Uniphase under the Exchange Act with the Commission and are incorporated into this prospectus by reference:

     a.  Uniphase's Annual Report on Form 10-K for the year ended June 30, 1998;

     b. Uniphase's Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

     c. Uniphase's Quarterly Reports on Form 10-Q/A for the quarters ended September 30, 1998 and December 31, 1998;

     d.  Uniphase's Report on Form 8-K/A dated as of August 24, 1998;

     e.  Uniphase's Report on Form 8-K/A dated as of August 25, 1998;

     f.  Uniphase's Report on Form 8-K dated as of January 7, 1999;

     g.  Uniphase's Report on Form 8-K/A dated as of April 28, 1999;

     h. JDS Uniphase's Report on Form 8/K dated as of July 9, 1999;

     i. Uniphase's definitive Proxy Statement on Form 14-A filed on June 2, 1999; and

     j. The description of Uniphase's common stock contained in Uniphase's Registration Statement on Form 8-A filed with the Commission on November 15, 1993.

     Each document filed by JDS Uniphase pursuant to sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering made by this prospectus shall be deemed to be any statement contained into this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained into this prospectus (or in the applicable prospectus supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference into this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     Copies of all documents which are incorporated into this prospectus by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents) will be provided without charge to each person, including any beneficial owner, to whom this prospectus is delivered upon written or oral request. Please direct requests to the corporate secretary at JDS Uniphase's United States corporate headquarters at 163 Baypointe Parkway, San Jose, California 95134 or by telephone at (408) 434-1800.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                9,250,000 Shares

                              [JDS UNIPHASE LOGO]

                          ---------------------------

                                   Prospectus
                                 July 27, 1999
                          ---------------------------

                         BANC OF AMERICA SECURITIES LLC

                           DEUTSCHE BANC ALEX. BROWN
                            ------------------------
                               CIBC WORLD MARKETS

                           CREDIT SUISSE FIRST BOSTON
                           SOUNDVIEW TECHNOLOGY GROUP
                           THOMAS WEISEL PARTNERS LLC
                            WARBURG DILLON READ LLC
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------